04046508

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME **Palfinger AG**

***CURRENT ADDRESS** Franz-Wolfram-Scherer-Straße 24-28
A-5101 Bergheim/ Salzburg
Austria

****FORMER NAME** ______________________

****NEW ADDRESS** ______________________

PROCESSED

DEC 08 2004

THOMSON FINANCIAL

FILE NO. 82- 34843 **FISCAL YEAR** ~~2003~~ 12-31-03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	X
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF / BY: Min

DATE: 12/7/04

ARls
12-31-03

2003 ANNUAL REPORT

PALFINGER

Contents

PALFINGER

Financial highlights (in accordance with IFRS)

EUR '000	2003	2002	2001	2000	1999
Income statement					
Revenue	**334,111**	306,482	332,097	314,999	243,201
EBITDA	**37,527**	35,353	52,058	54,521	36,185
EBITDA margin	**11.2%**	11.5%	15.7%	17.3%	14.9%
Profit from operations (EBIT)	**25,712**	23,364	38,067	44,742	26,991
EBIT margin	**7.7%**	7.6%	11.5%	14.2%	11.1%
Profit before tax	**23,972**	19,706	34,631	41,937	24,037
Consolidated net profit for the year	**15,283**	13,182	22,292	27,864	16,757
Balance sheet					
Total assets	**267,831**	268,244	294,652	269,443	225,237
Non-current assets	**117,766**	118,166	132,479	104,165	88,058
Liabilities	**128,895**	138,497	166,022	179,872	158,465
Gearing[1]	**25.0%**	40.2%	56.9%	67.7%	104.8%
Capital and reserves	**137,174**	128,769	128,262	89,407	67,303
Equity ratio	**51.2%**	48.0%	43.5%	33.2%	29.9%
Issued capital	**18,568**	18,568	18,414	16,740	16,740
Cash flow and investment					
Cash flows from operating activities	**39,027**	31,655	10,701	28,695	24,434
Free cash flow	**27,601**	33,732	(23,894)	10,509	(10,590)
Investment in property, plant and equipment	**15,457**	11,160	32,220	17,575	9,331
Depreciation and amortization	**11,815**	11,989	13,990	9,779	9,194
Payroll					
Average annual payroll[2]	**2,293**	2,269	2,072	1,759	1,424
Value[1]					
Return on sales	**8.4%**	8.4%	12.3%	14.9%	11.5%
Working capital	**76,534**	86,984	96,077	69,736	63,841
Capital employed (at balance sheet date)	**164,667**	170,169	189,127	138,348	119,930
ROCE	**12.4%**	10.6%	16.5%	24.5%	16.0%
ROE	**12.5%**	11.1%	22.3%	37.8%	32.5%
EVA	**8,390**	8,352	16,086	23,677	12,235
WACC	**7.42%**	5.96%	6.69%	6.13%	5.52%

1 The financial performance ratios were modified in 2000; figures for previous years have been adjusted to the new definitions. The method of calculation is explained on page 77.
2 Staff of consolidated Group companies excluding investments consolidated at equity, as well as apprentices, loaned personnel and part-time employees.

Share price (indexed)


PALFINGER AG
ATX – Austria Traded Index
ViDX – Vienna Dynamic Index
200
180
160
140
120
100
80
1/1/2003
29/2/2004

Revenue (EURm)


1999
2000
2001
2002
2003
0
200
400

EBIT (EURm)


1999
2000
2001
2002
2003
0
30
60

Consolidated net profit for the year (EURm)


1999
2000
2001
2002
2003
0
15
30

Shareholder information

ISIN	AT0000758305
Number of shares issued	9,283,750
Listing on the Vienna Stock Exchange	Prime Market
OTC listings	Stuttgart, Düsseldorf, Berlin, Frankfurt

	2003	2002
Low	**EUR 11.86**	EUR 14.43
High	**EUR 23.35**	EUR 31.50
Price at close on 31 Dec	**EUR 22.73**	EUR 14.45
Performance relative to ATX	**+22.94%**	(38.50%)
Performance relative to ViDX	**+13.85%**	(14.44%)
Earnings per share*	**EUR 1.73**	EUR 1.45
Cash flow per share	**EUR 4.20**	EUR 3.41
Recommended dividend	**EUR 0.60**	EUR 0.60
Dividend yield relative to average price	**3.52%**	2.62%
Market capitalization as of 31 Dec	**EUR 211,019,638**	EUR 134,150,188

* The share repurchase scheme and weighted average of shares were taken into consideration.

Research Reports

Bank Austria Creditanstalt, Deutsche Bank, Erste Bank, Raiffeisen Centrobank, First Focus

Ticker symbols

Reuters PALF.VIE, Bloomberg PALF.AV, Wiener Börse PAL

Investor Relations

Phone (+43 662) 46 84-0, Fax (+43 662) 45 00 84, www.palfinger.com

Wolfgang Anzengruber, Chairman of the Management Board, ext. 2218, w.anzengruber@palfinger.com

Eduard Schreiner, Finance Director, ext. 2310, e.schreiner@palfinger.com

Hannes Roither, Company spokesman, ext. 2260, h.roither@palfinger.com

Palfinger at a glance

Position in the global market

- International leader in the manufacturing of hydraulic lifting, loading and handling systems
- Extensive service network with 1,500 outlets in more than 80 countries on five continents
- Number One in customer-oriented solutions for the efficient management of interfaces of the transport chain
- Technological leader and Number One in the global market for truck-mounted, industrial knuckle-boom cranes
- Global Number Two in hook loaders
- Leading specialist in high-tech railway applications

Organization

- Headquarters in Bergheim, Salzburg, Austria
- 29 Group companies in Argentina, Austria, Brazil, Bulgaria, Canada, Croatia, France, Germany, Italy, Norway, Slovenia, South Africa and the USA
- Total global workforce of approximately 2,300
- Optimized global sales and service network via independent dealers, and interests in general agencies
- Global Palfinger Structure has been increasing optimal closeness to customers regionally and on a product basis from January 2004

Business overview

- Difficult economic conditions and no continued sign of recovery
- Most of the changes made in the course of the Location Optimization Program concluded
- Rapid Process has had positive effects on order intake and utilization
- Successful development of new product models
- Launch of the Palfinger Access tilting platform
- Epsilon has become the trendsetter in timber and recycling cranes
- Productivity at Guima is still not satisfactory
- Sales companies, especially in Germany and North America, suffered because of difficult economic conditions

Financial overview

- Record sales of EUR 334.1m
- EBIT at EUR 25.7m
- Operative cash flows rose to EUR 39.0m
- Investment in property, plant, machinery of EUR 15.5m
- Gearing reduced further to 25.0 percent
- Equity ratio over 50 percent for the first time

Ownership structure of the Palfinger Group

The Palfinger Group is 64 percent owned by the Palfinger family. PALFINGER AG holds about 5 percent of the Group's shares, following completion of the share repurchase program in April 2003. Free float is about 31 percent. International institutional investors, mostly in Europe, hold about 26 percent of capital.


PALFINGER AG 5%
Free float 31%
Palfinger familiy 64%

PALFINGER AG has been listed on the Vienna Stock Exchange since 4 June 1999. The Group's shares have also been traded over-the-counter on stock exchanges in Stuttgart, Frankfurt, Berlin, and Düsseldorf since June 2000. An ADR listing in New York is being planned for the fist half of 2004.

Mission statement

Palfinger stands for innovative lifting, loading and handling solutions at all the interfaces of the transport chain, thus making our customers more successful globally.

Innovation is the result of our passion for the permanent improvement of products, processes, and organization.

Internationalization ensures our customers get products in line with the markets on all five continents and that our units get maximum independence from regional economic fluctuations, while simultaneously developing growth potential.

Diversification ensures us independence from branch-specific fluctuations, creates additional growth potential, and guarantees our distribution partners an optimal product portfolio.

Today, Palfinger stands for innovative solutions in lifting, loading, and handling processes. Palfinger is the global market leader in the area of truck-mounted knuckle-boom cranes; the global number two in container handling systems; and the undisputed technological and market leader in railway applications in high-tech areas, with a share of 60 percent in the European market. Today the Group is facing the challenge of providing global customer-oriented system solutions for the interfaces of the transport chain to safeguard future growth.

With Global Palfinger Structure the Group has established the conditions necessary to satisfy customer demands even more individually, on location, on all five continents in the future and to offer the users of our systems efficiency advantages putting them ahead of their competitors thanks to highly developed Palfinger technologies. The Group will be managed regionally, covering the areas Europe, North America, and South America. Global Product Managers, who will have worldwide responsibility for 10 product groups will support Area Managers. A separate division is being created for production processes in Europe.

The strategy of the Palfinger Group is based on three pillars: innovation, internationalization and diversification. Palfinger is striving to be the most innovative firm within comparable industries. Internationalization will lead to a balanced relationship in terms of business success on all five continents and diversification should help to reduce dependence on specific customer branches in the medium-term. The medium-term aim of the Group is worldwide growth. Our main goal, as part of this, is profitability.

Palfinger is working continuously on the improvement of its products, manufacturing methods, processes and systems in reference to quality, cost and environmental sustainability. Sustainability means to Palfinger to not solely concentrate on its own interests, but to also remain conscious of background economic, ecological, and social aspects.

The Management Board and Supervisory Board of the Palfinger Group have welcomed the principles of corporate governance from the beginning of discussions and have intensely watched developments. PALFINGER AG has complied with the regulations set out in the Austrian Corporate Governance Code from 2003.

Structure in 2003


Truck Cranes
Knuckle-Boom Crane
Telescopic Crane
Palgate
Hydraulic Systems
Palift
Railway
Mobiler
Crayler
Access
Agriculture & Forestry
Epsilon
Stepa
Sales Companies
Germany
Norway
USA
Canada
France
Argentina

Stepa, specialised in the development and production of farm cranes, as well as distribution companies in France and Argentina, are consolidated at equity in the Palfinger Group's consolidated financial statements.

Structure from 2004

	Area Europe* Palfinger Europe GmbH	Area North America Palfinger Inc.	Area South America Madal Palfinger S.A.	Purchasing, Production & Assembling
Knuckle-Boom Crane Division[1]	●	●	●	●
Forest Crane Division[1]	●	●	●	●
Telescopic Crane Division[1]			●	●
Palift Division[2]	●	●		●
Palgate Division[2]	●			●
Crayler Division[2]	●	●		●
Railway Division[2]	●	●	●	●
Mobiler Division[2]	●			●
Access Division[2]	●			●
Services Division[2]	●	●	●	●

* including Africa, Asia and Australia
1 secondary segment "Cranes"
2 secondary segment "Hydraulic Systems and Services"

Segment reporting has been adjusted to fit Global Palfinger Structure. From the first quarter of 2004, financial indicators will be broken down into two primary segments "Europe and the Rest of the World" as well as "North and South America"; and into secondary segments "Cranes" and "Hydraulic Systems and Services".

The Purchasing, Production & Assembling division is not shown separately, as it is spread out over individual product groups.

Management Board







Wolfgang Anzengruber (47),
Chairman of the Management Board
(from 1 September 2003)
Mr. Anzengruber began his career in the Simmering-Graz-Pauker-Group. In 1990, he took the position of technical manager at ABB Industrie GmbH, was Business Manager of ABB Energie AG and, finally, a member of the management of ABB Austria. In 1999, he was asked to join the management of Salzburger Stadtwerke and became Sales Director at Salzburg AG from 2000. As Chairman of the Management Board Mr. Anzengruber is mainly responsible for the value-added process at PALFINGER AG.

Eduard Schreiner (38),
Finance Director
Mr. Schreiner worked at BDO (renamed Deloitte & Touche) until 1993. He then moved to OMV AG, where he became Business Manager for OMV Tschechien GmbH in 1998. Mr. Schreiner was appointed Finance Director at PALFINGER AG in March 2002.

Wolfgang Pilz (44),
Marketing Director
(from 1 February 2003)
Mr. Pilz has been with Palfinger's truck crane division for 20 years. He was marketing and distribution manager for the division from 1997. As marketing director Mr. Pilz is responsible for the core truck-mounted crane and container handling systems business.



Herbert Ortner (35),
Marketing Director
(from 1 February 2003)
Mr. Ortner worked at stock-exchange listed Semperit Group as Global Business Manager for industrial hoses until 2001. He then joined Palfinger, where he built up the spare parts, components, and service business. As Marketing Director, Mr. Ortner focuses on railway applications, tailgates, portable forklifts, container transfer systems and tilting platforms, as well as on the expansion of Palfinger's service business.

Klaus Schützdeller
(until 31 January 2003)

Supervisory Board



Alexander Exner (56),
Chairman of the Supervisory Board
(from 15 December 2003),
Deputy Chairman of the Supervisory Board
(until 15 December 2003)
Mr. Exner is a management consultant with Neuwaldegg consultancy group and one of its founding members. He has been a consultant to the Palfinger Group for more than 25 years. Mr. Exner was Manager of Palfinger Holding AG in the 1990s. After PALFINGER AG was established, he acted as Deputy Chairman of the Supervisory Board and is a member of the Group's strategy team.



Hubert Palfinger (61),
Deputy Chairman of the Supervisory Board
(from 15 December 2003),
Chairman of the Supervisory Board
(until 15 December 2003)
Mr. Palfinger began with the industrial production of truck-mounted cranes in 1964 at the age of 22, after taking over his father's business. The majority shareholder of the Group headed the company for 33 years and was Chairman of the Supervisory Board from 1997 to 2003.

Kurt Stiassny
Peter Scharler

Delegated by the Works Council:
Johann Mair
Johann Maier

"We want to satisfy world-wide customer needs locally."

Wolfgang Anzengruber,
Chairman of the Management Board

Mr. Anzengruber, you took over the job of Chairman of the Management Board at PALFINGER AG in September last year. What are your goals?

Anzengruber: First of all, I have found an excellent team here, highly motivated workers and a well positioned company. Technological competence and market position make Palfinger unique. It is no coincidence that Palfinger is a world market leader. I want to defend this position and expand it further to take advantage of the opportunities presented. We will grow through continued diversification, even stronger internationalization and greater closeness to our customers. The constant innovation of products, processes, technologies and in the organization of the Group is essential to customer acceptance.

Speaking of organization: the new Global Palfinger Structure resembles a global matrix structure. What are the advantages over the hierarchical structure used until now?

Anzengruber: In the formulation process of our new organizational structure, we shifted focus on our customers even more into the center. We are convinced that we can continue our success only by exactly understanding particular customer requirements and being able to respond in a quick and efficient manner. For example, the demands on a construction company and its Palfinger crane are different in the USA in comparison to Europe. We have established regional responsibilities to deal with these issues fully. We also have to meet the challenge of structural change in a customer branch in a region. This is the responsibility of our Product Managers, who work with our Area Managers.

In short: the advantage of the Global Palfinger Structure is that we can retain dynamics and flexibility and can satisfy individual customer requirements globally for each client on location. We will be able to offer customers efficiency advantages in the future based on our technological competence and our innovative ability.

You are also responsible for the value-added process. What earnings potential do you see in further optimizing manufacturing processes?

Anzengruber: We have laid the foundations for creating more flexibility and faster reaction possibilities with "Rapid Process" and the Location Optimization Program. Thus, we are well prepared for the future. The continual optimization of the entire supply chain will remain a challenge that we are going to face. Furthermore, it is also essential for the Group to take advantage of the potential of larger volume levels for new innovation systems based on our technologies and especially in services.

What are the medium-term goals of the Group?

Anzengruber: Over the next three years we want to increase revenue by 40 percent by organic growth and the appropriate acquisitions. On the earnings side, our target is to raise EBIT margins throughout all product groups. Having said this, we think a significant increase in company value is realistic.

"We want to continually increase company value."

Eduard Schreiner, Finance Director

Mr. Schreiner, you have been head of finance at Palfinger for about two years. Despite difficult economic conditions the Palfinger Group was able to increase revenue, EBIT and, in particular, consolidated net profit in 2003. Looking at the strategic orientation of the Palfinger Group, what are the most important operating variables?

Schreiner: Our strategy of controlled and earnings-oriented growth is based on continually increasing company value. All areas and product divisions, as well as all strategic projects, are evaluated according to cash-flow using the available criteria of continual earnings growth in relation to minimal tied-up capital and risk, and derived from these results, according to the achievement of free cash flow in the long term.

Customers and partners value the quality of Palfinger's products. Modular assembly techniques and targeted sourcing of production capacities including Eastern European countries, combined with global supply chain management, secure cost efficiency and profitability.

We have been able to cut delivery times drastically with the Rapid Process project. Thus, our distribution partners and the Palfinger Group were able to greatly cut capital tied up, particularly in the area of inventories, and use resultant liquidity for the financing of further volume growth.

The results of these long-term measures finally became visible in the successful year of 2003.

Your strategy of earnings-oriented growth requires capital. How are you going to raise this and what are the critical levels in terms of capital resources?

Schreiner: By concentrating on earnings growth as well as active management of capital tied up a major part of growth is to be financed out of free cash flows. The Palfinger Group is perfectly prepared for this development regarding equity and gearing ratios. Thus, for example, the Net Gearing Ratio (the relationship between net financial liabilities and capital and reserves) has fallen from around 105 percent in 1999 to under 30 percent in 2003. This quota is about equivalent to our long-term goal. In years with higher growth rates, a higher gearing ratio – at about 90 percent – is feasible, if the expected free cash flows make it seem possible to reduce the Gearing Ratio to the target level. With faster growth rates we also cannot rule out capital increase measures.

A question of interest to all shareholders: what is the dividend policy? Are there going to be changes?

Schreiner: No, not at the present. Since the IPO in 1999 our policy has been to pay out a dividend of about a third of Group profit to shareholders to offer an attractive dividend policy. To continually increase the value of the company, above all other things, is important to our shareholders. We want to ensure this increase through the consistent implementation of our strategy of earnings-oriented growth.

"We want to offer genuine advantages to users through innovations."

Wolfgang Pilz, Marketing Director

Mr. Pilz, you took over the position Marketing Directors alongside Herbert Ortner in February. How does the division of responsibilities work between you and Mr. Ortner?
Pilz: We see ourselves as a team that adapts the Palfinger Group's strategy to changing markets and customer demands rapidly and efficiently. My areas of focus are cranes and container handling systems. We want to secure our global leadership of the industrial knuckle-boom crane market and we want to reach this position as soon as possible in container handling systems, as well as forestry and recycling cranes.

We want our customers to see us as an innovative company with the best products and to offer every user of our products real "on the job" advantages. We do not just mean technical advantages, but also competence throughout the whole process from advice, over order execution and service, to resale.

What is the future of your most important product, the truck crane, going to look like?
Pilz: Due to competitive pressures, political environmental policies such as road pricing and the enlargement of the European Union, our end-customers are under immense margin pressure that can only be compensated for by higher efficiency. We want to support our customers by offering them specific transport solutions so that they can construct their core businesses optimally. The loading crane will keep playing a decisive role wherever trucks are loaded and transportation is necessary.

Which are the most promising markets where you are expecting the highest growth?
Pilz: Basically we see chances in almost all markets and the so-called "small" markets are also important to us. Currently the greatest potential is in North and South America and our new structure represents this fact. We also keep an eye on Asia, mostly on China and Japan, where the strongest economic growth is visible. Of course, we are also focusing on the EU accession countries, where growth rates differ depending on the willingness to invest.

We are not just looking at volume potential on a geographical basis, but are also watching customer groups we can acquire through new transport concepts.

Which innovations can we expect from cranes and container handling systems?
Pilz: There will be a multiplicity of innovations during 2004. Alone in the spring of 2004 we are presenting 14 new crane models.

In the crane business, everything is about speed and mobility, finally yet importantly because of new innovative electronic control systems. Our goal in hook loaders and cranes is to reduce weight and space requirements at higher lifting capacity. Safety, precision control, and ergonomics for every application of every piece of equipment are the highest priorities in our development plans.

"We want to become the 'service champion' in our branch."

Herbert Ortner, Marketing Director

Mr. Ortner, you are in charge of services, railway application, tailgate, portable forklift, container transfer system and tilting platforms profit centers. Why has Palfinger executed this diversification in the last few years?

Ortner: We are balancing out volume fluctuations in different branches using product diversification. Our core segment, knuckle-boom cranes, has a strong dependency on the global construction sector. By diversifying, we can reduce this dependency substantially.

Services are becoming more and more important at Palfinger. What are the goals of this division?

Ortner: The Services division has become an important revenue and profit center of the Palfinger Group and is an instrument for bringing customers closer to us. The most important goal in this division is to provide our customers with an extensive range of services throughout the entire product life cycle.

Besides tailor-made training and demonstration possibilities the provision of spare parts, the online handling of warranty claims and an extensive software package for subframe calculation are among our main services. Presently we are in the process of setting up a modern service and demo center at Bergheim/Salzburg. Palfinger offers a unique service network through its 1,500 service outlets. We are aiming to become "Service Champion" in our branch.

Palfinger is a crane maker. The original technologies were mechanics, geometry, dynamics, electronics, sensor technology and, above all, systems understanding. Which "new products" have you developed from these technologies?

Ortner: We have a strong supporting pillar in the area of railway applications, which developed out of the core competences named and where we have a 60 percent market share in Europe. This product group is very research- and development-intensive and constantly produces innovations that we can re-use in the crane business or for other products. A further example is the application of Palfinger-specific electronics that are applied in nearly all Palfinger products in the meantime.

Just think of the tilting platform Access or the portable forklift Crayler. Both developments are examples that our core competence is the better understanding of customer needs. This advantage, combined with our innovative spirit, provides us with the ability to offer solutions more rapidly than our competitors.

Where is diversification headed?

Ortner: Our creativity knows no boundaries. We do not feel challenged until we face new problems. This holds true for technological as well as organizational solutions. Of course, our focus is always on the successful implementation of the company strategy. Our staff guarantees that we are going to continue the successful strategy we have followed up to now.

Foreword by the Chairman of the Board

Dear shareholder,

The year 2003 was a time of fundamental changes for us. Palfinger did not only achieve the highest revenue level in Group history, but also increased earnings in an economic environment that was marked by a lack of orientation and uncertainty in many markets. Palfinger is proud of this achievement. Not only did the Group focus on markets and customers, but we have also built up a structure that should arm us for the challenges of the years ahead.

On the one hand the Global Palfinger Structure supports Palfinger's internationalization and on the other allows the Group to get closer to its customers. Thus we have created a win-win situation. However, at the core of this structure is a revolutionary idea: the Palfinger Group is evolving from a Salzburg-based, export-oriented firm that is market leader in a small niche, into a globally active network, able to make decisions on-site – in terms of nearness to customers and regional specifications. That means Palfinger is able to meet individual customer's requirements in a more flexible and individual manner. We want to use this competitive advantage in the future to keep on growing continuously.

The three pillars of our strategy are innovation, internationalization and diversification. When we sell our diversified product palette in different markets to several customer groups, there is always a Palfinger core competence in the background of our activities: we understand customer needs and work with commitment to find the best solution for that customer, to bring the customer efficiency advantages.

This change of view of the markets and customers is a big demand on our staff. Thus, we are continuing the forward integration of the new structure that will gradually turn Palfinger into a service-oriented provider of solutions in lifting, loading processes and in complex mechanical positioning functions from a classic production company. I would like to thank the staff members of the "Palfinger Family" for their willingness to manage the preparations needed for this change, in addition to operative business. Without this extraordinary effort, we would not be able to present to you, dear shareholder, our achievements with such pride.

I want to thank you for your trust and hope that you will continue to accompany us on our way.

Bergheim/Salzburg, March 2004

Wolfgang Anzengruber

Operational review

Market review

Euro Zone	+ 1.5%
USA	+ 2.6%
South America	+ 2.1%

Economic background

The global economy was marked by stronger growth in the USA and the first upwards trend in the Euro Zone. The International Monetary Fund (IMF) expects worldwide growth of 3.2 percent for the year.

Global economy characterized by different developments

For the first time in years, the USA did not serve as the growth motor of the global economy, but the global economy served as the engine for the US economy. Conditions improved on a worldwide level and the weak dollar assisted the USA in reaching growth of 2.6 percent in 2003. Growth was concentrated in the consumer goods industry and was under average in investment goods. A similar divergence is visible from the other side of the coin. In the construction sector private house building rose about 7.6 percent, although construction activity in the corporate sector shrank by 4.7 percent.

The economic situation was mainly backed by economic policy measures. Developments in industry and in investment figures indicate that the USA will reach the IMF's projected growth rate of 3.9 percent. The value of the US dollar fell last year by 19.3 percent and further depreciation cannot be ruled out in 2004. For the first time in decades, the Canadian currency has developed differently and appreciated by 16.6 percent against the Greenback – staying close to the Euro. Experts expect further appreciation of the Canadian dollar during the course of the present year.

There is still a shadow over the European economy. Germany remains a stumbling block for growth in the Euro Zone. Germany is the only industrialized country in the world that the IMF forecast no growth for in 2003. By contrast, the economies of Italy, France and Spain, as well as most of the EU accession countries, developed at an above average level.

The countries of Latin America will grow by about 2 to 3 percent in 2004 and have overcome the worst of the crisis.

The good earnings achieved by the Palfinger Group in 2003 resulted mainly from continual internationalization over many years and regional diversification. Thus, dependence on individual volume markets was reduced significantly and sustainedly. The Group achieved growth in revenue and earnings of about 10 percent, despite difficult economic conditions.

Revenue by region (in percent)


Far East 1.6
Europe 7.4
EU 74.3
North America 8.0
Latin America 4.5
Rest of the World 4.2


PK 90002
performance
[In Brazil we produce cranes for the entire South American market.]

Construction industry

The construction industry remained under pressure for the fifth year in succession. Demand remained weak in light of generally poor conditions. The European research network "Euroconstruct" forecast a slowing of growth in 2003 to 0.2 percent compared with the already poor growth of the year before. However, for the first time since 1999, there are first signs of recovery: the industry is expected to experience a turnaround in trends with growth of 0.8 percent in 2004 and 1.3 percent in 2005. Experts also expect an increase in growth in Eastern Europe: growth of 4.3 percent for 2004 and 8.5 percent for the following year.

Transport and transportation

The European transport industry developed poorly in 2003, reflecting the economic situation. The annual number of new truck registrations was at a low level, after a decline in 2002. The inventory of trucks stayed de facto the same and order volumes were constant, if not slightly in decline. The competitive situation became increasingly tough in the reporting period. Experts estimate that pressure will further increase after 1 May 2004 (the accession of the neighboring Central and Eastern European nations into the EU). This development is going to make the profit situation in this branch even worse.

Competition

There was a noticeable slow-down in acquisitions in the "load handling/industrial machinery" industry in 2003, after years of intense M&A activity. The industry consists of three main groups: firstly, companies such as Palfinger, which have specialized in solutions focussing on trucks and the transport chain. Secondly, companies that have specialized in offering a full product palette in the large-scale machine area (for example, Caterpillar, Terex, Manitowoc, Liebherr, etc.) or companies like KONE Group that have specialized in the transportation of people and transport of goods. And thirdly, niche producers (for example, FASSI, etc.).

Today the Palfinger Group combines a portfolio of 10 product areas under one roof. Opportunities for the Palfinger Group lie in spezializing in links of the transport chain, the conscientious care of existing partners and the establishment of new relationship networks as a reliable partner.

Customers and suppliers

One of the vital strengths of the Palfinger organization is the global resale and service partner network built up over the decades. This "Palfinger Family" can be illustrated by well-educated, skilled employees, financial strength and high market penetration and is a network of partners representing the Palfinger Group's majority of customers. Customers have been affected by unstable movements in each economy, according to their geographical location, in 2003. Thus, the situation in different regions was markedly varied in 2003.

The Palfinger Group's chief suppliers (steel, electronics, hydraulics) are highly diversified companies which have survived the tough climate in 2003. Palfinger, as a small purchaser in the majority of supply branches, was able to compensate for purchase cost pressure in 2003 by procurement market research and negotiations.

At present, Palfinger can rely on about 100 significant suppliers. The level of internal and external complaints has been reduced further by the intensive expansion of partnership relationships. "Total Cost Examination" will be paid attention to closely in 2004, as the goal will be improvement and therefore, the necessary savings need to be made, above all, in the logistics sector.

The Palfinger Group

Business developments

The years 2002 and 2003 were strongly influenced by alternations made as part of internal structural projects. Even so, the year 2003 was very positive for the Palfinger Group. Palfinger reached record revenue of EUR 334.1m, selling 18,108 cranes and systems. Revenue was raised by 9.0 percent from EUR 306.5m to the highest level in the Company's history. Higher volumes in other markets, especially Spain, Great Britain and Australia, could compensate for declines in economically difficult markets, such as the very important German crane market.

Revenue (EURm)


2001
2002
2003
0
100
200
300
400

Profit from operations (EBIT) rose 10.0 percent from EUR 23.4m last year to EUR 25.7m. This increase mainly illustrates the positive effects of the projects in the last few years.

EBIT (EURm)


2001
2002
2003
0
20
40


[We produce top quality steel components in Bulgaria.]

In 2003, order intake and utilization levels in the crane division rose, following the completion of the Rapid Process project. The Epsilon subsidiary became the trendsetter in timber and recycling cranes in 2003. Revenue and earnings developed above average.

The high EBIT levels reached in the economically strong years of 2000 and 2001 still have yet to be re-attained. Plan variance in productivity had a negative effect on earnings and the resulting negative EBIT at the French unit Guima. Palfinger's distribution subsidiaries in Germany and North America continued to feel the effects of poor economic conditions. The relocation carried out in summer as part of the Location Optimization Program led to a short-term decline in productivity in crane production and assembly.

Profit before tax was at EUR 24.0m after EUR 19.7m in 2002 and consolidated net profit rose from EUR 13.2m by 15.9 percent to EUR 15.3m.

Location Optimization Program

In early 2002, Palfinger began to further develop the Location Optimization Program into an extensive project. Tailgate production had already been relocated to the Slovenian factory at Maribor in 2002. In addition, all the preparations for more changes went underway. In 2003, assembly and delivery of medium-sized cranes (from 10 to 32 meter-tons) were moved from Bergheim/Salzburg to production facilities for crane components at Lengau, Upper Austria. Palfinger's complete cylinder production will be concentrated at Tenevo, Bulgaria in the next few months after the implementation of extensive quality assurance measures.

In early 2004, a modern training and demo center will be opened in Bergheim/Salzburg on the freed-up ground next to the company headquarters. From 2004 onwards, noticeable cost cuts are expected through the better use of company property and optimised production processes.

Services

Palfinger recognized the increasing importance of services early on and initiated a service drive. In the long-term, the company will differentiate itself from its competitors in this area through pre-sales services, such as targeted information and demonstrations, and after-sales services, such as customer services, training, software and, last but not least, the availability of spare parts.

Additional services, such as electronic warranty registration and component orders are being expanded continuously. This business division was already an important revenue and earnings source in 2003. Further improvement in existing services and the development of new services will be possible with the opening of the training and demo center in Salzburg.

Global Palfinger Structure

Palfinger has not only continuously introduced innovations in production, but also in organization and processes, as the history of the company shows. In fact, the company's profile has been strengthened by these developments.

Differing customer requirements in different branches and global regions have always been a challenge. Thus, a new company structure, called "Global Palfinger Structure," was introduced from 1 January 2004, to tackle the different demands of different markets. Palfinger now presents itself under the motto: "Closer to the customer, becoming a multi-national group."

Palfinger is being managed in area and product divisions: first, the areas "Europe," "North America," and "South America" have been defined as independent markets. All other remaining market areas will be managed out of Europe. At a later time set-up of an area for the "Far East" is planned. A separate division is responsible for production processes in Europe. Flexible and fast decisions can be made on location through this new structure, which will be to the benefit of our customers and distributors, as well as our workforce.

The product division management will drive global development of product divisions. It will manage the relevant development department and is responsible for the success of its products. The most important business divisions are "Cranes" and "Services", which will remain headquartered in Salzburg, as well as "Palift," which is managed from France.

The new structure will contribute to the optimal implementation of the diversification strategy, as well as the optimal coordination of the marketing mix on a regional level and thus, to the best possible results for all product groups. The structure allows the Palfinger Group to expand and grow further.

The IFRS-Segmentation, together with the new Global Palfinger Structure, resulting legal changes and changes in operational procedures, was altered on 1 January 2004 (see page 40).

Legal changes in Group structure

According to a payment-in-kind contract from 16 January 2003, PALFINGER AG placed its stakes in its operative subsidiaries in Palfinger Service- und Beteiligungs-GmbH, as of 31 December 2002, according to the regulations set out in Austria's Reorganization Tax Act (Umgründungssteuergesetz UmgrStG).

Palfinger Krantechnik GmbH transferred its part unit "Crane assembly" to Palfinger Produktionstechnik GmbH as of 31 December 2002, in a payment-in-kind contract from 23 September 2003.

The name of the Brazilian unit Madal S.A. was changed to Madal Palfinger S.A.. Argentina's Palfinger S.A. was renamed Palfinger Argentina S.A.. France's S.A. Guima Palfinger I.D.F. was renamed S.A. Guima France and will be responsible for the distribution of hook loaders in France.

Palfinger Krantechnik GmbH sold its stakes in Brazil's Madal Palfinger S.A. and Italy's Palfinger Gru Idrauliche S.r.l. as a dividend paid in kind to Palfinger Service- und Beteiligungs-GmbH, because of the creation of the new Group structure from January 2004.

As of 30 September 2003, Palfinger Krantechnik GmbH and Palfinger Hebetechnik GmbH were merged, with Palfinger Hebetechnik GmbH as the official takeover body, according to Austria's Reorganization Tax Act (UmgrStG). Palfinger Hebetechnik GmbH was renamed Palfinger Europe GmbH.

Palfinger Service- und Beteiligungs-GmbH transferred its stakes in the units EPSILON Kran GmbH, Palfinger GmbH, Palfinger Norge AS, STEPA Farmkran GmbH, Palfinger France S.A. and Palfinger Southern Africa (Pty) Ltd. to Palfinger Europe GmbH as part of a 2004 payment-in-kind contract.

Furthermore, Palfinger Service- und Beteiligungs-GmbH also transferred its stake in the companies Palfinger Gru Idrauliche S.r.l. and P i R metal d.o.o. to Palfinger Produktionstechnik GmbH.

Palfinger Service- und Beteiligungs-GmbH transferred 6 percent of its stake in EPSILON Kran GmbH and 2.5 percent of its stake in STEPA Farmkran GmbH to Steindl Krantechnik Gesellschaft m.b.H., as well as 3 percent of EPSILON Kran GmbH to Mr. Hannes Steindl, as part of a cooperation agreement from 1999.

Palfinger Service- und Beteiligungs-GmbH now holds 66 percent of EPSILON Kran GmbH and 45 percent of STEPA Farmkran GmbH.

Palfinger Service- und Beteiligungs-GmbH received 2,700 shares in Palfinger Norge AS from Steinar Oyhaugen and now holds 10,500 shares, or 70 percent of this unit's total issued capital.

Palfinger Hebetechnik GmbH handed over part of its stake in star.trac supply chain solutions GmbH (about 5.29 percent) to partners Hans E. Maier-Dech, Clemens-Till Weber and Stefan Willmeroth. Thus, Palfinger Hebetechnik GmbH only holds 19.87 percent of star.trac supply chain solutions GmbH, which is the equivalent to a stake of EUR 7,700 (previously 25.16 percent respectively EUR 9,750).

The German unit Palfinger Duisburg GmbH and the Irish unit Palfinger Finance International Ltd. were liquidated.

People

Palfinger, like any company that is expanding rapidly internationally, has been affected by extensive changes in organization, as well as in processes. Palfinger reached the preliminary apex in this process last year (2003), with the parallel implementation of three large-scale projects: on the one hand, there were preparations for the introduction of SAP in the distribution, production and logistics divisions at the start of 2004, and on the other, production and assembly relocations posed a big challenge. In addition, Palfinger achieved the re-structuring of its entire organization ("Global Palfinger Structure"). Further important steps will be taken in 2004. The strong identification of staff with the goals of the company was also evident in their efforts to ensure the optimal running of these projects.

Staff has a great deal of personal responsibility at Palfinger. Our employees act as "entrepreneurs in the company". We thus encourage the enterprise and creative potential of each worker.

Some of the most important projects and initiatives that contributed to the implementation of the company's strategy in 2003 are:

After the relocation of medium-sized crane assembly from Bergheim/Salzburg to Lengau, staff (totaling around 150 workers) was integrated into the new location and attended seminars on the new organizational structure to foster the integration process into the assembly business, including training on working together efficiently under RAP and on work safety.



[We produce all Palfinger container handling systems here in France.]

BACK FIND PRINT

A customer-oriented company such as Palfinger demands a high level of flexibility in different dimensions. Thus, Palfinger installed work-time models on a flexitime and "bandwidth" basis, as well as developing result-oriented incentive programs and mostly self-managing teams.

The new organizational structure of the Palfinger Group is going to be supported by targeted management development for preparation for new management assignments. The inclusion of staff in company development is going to be improved further by an innovative form of employee surveys.

Continued training of the workforce is an important task for Palfinger. Alone in Austria, 283 employees took 1,260 days of training. About a third of the courses completed were offered as part of the company's own Palfinger College.

The Palfinger Group employed 2,331 workers in 21 fully consolidated businesses at the end of 2003. In addition, 32 apprentices were in training during the reporting period. An average staff of 2,293 workers was employed in 2003 (excluding apprentices and loaned personnel) and 164 loaned personnel were employed to cover staff shortages.

Group assets, finances and earnings

Palfinger was able to further improve its asset and finance structure and this improvement reflected in the results of the projects completed to improve production (for example, Rapid Process).

Capital employed decreased by EUR 5.5m compared with the prior year's balance sheet date to EUR 164.7m, despite revenue growth of 9.0 percent. Net working capital was reduced by EUR 10.5m to EUR 76.5m. Investments in property, plant and equipment rose to EUR 15.5m. These pertain particularly to the implementation of the Location Optimization Program, which progressed according to plan, as well as investment in a cataphoresis dip unit, which went into operation in Lengau and gives Palfinger a quality head start in the branch. Thus, tangible fixed assets were at EUR 81.2m on balance sheet date from EUR 76.5m on balance sheet date in the prior year.

The Return on averaged Capital Employed (ROCE) rose to 12.4 percent from 10.6 percent in the prior year due to the increase in earnings and simultaneous reduction in capital employed.

Operative cash flows rose to EUR 39.0m in the reporting period from EUR 31.7m in the prior period. For this reason free cash flows continued to be on a high level at EUR 27.6m (2002: EUR 33.7m) despite the increase in investments. The liquidity generated in the reporting period was used to finance the dividend payment (EUR 5.3m) in April 2003, for the repurchase of own shares (EUR 2.6m) and for debt financing (EUR 20.9m)

Capital and reserves were increased by EUR 8.4m to EUR 137.2m because of the positive developments in earnings and capital employed. Both the equity ratio at 51.2 percent and the net gearing ratio at 25.0 percent reached their best levels in the history of the Company.

Assessment of future risks

In October 2003, the Management Board of PALFINGER AG decided to introduce company-wide risk management. Thus, risks inherent in business activities can be structured, evaluated, documented and controlled.

As a result, the Management Board's administrative department, started a project – "Risk Management," which identifies and evaluates business, financial and operative risks and risks pertaining to one-off events (e.g. disasters) at subsidiaries. Additionally, the effects of serious risks on planned earnings goals can be documented by management and control processes of individual business areas.

Planning and management instruments have been even further improved in the reporting period by application of the appropriate software.

Possible weaknesses within the internal control system in the operating divisions were analysed in the last financial year. Activity plans detail how weaknesses can be overcome. All significant suppliers are evaluated and continually audited using certain parameters within the Company.

Palfinger has its own strategy committee continually monitoring and analysing market, industry and geographical risks. Among other things, this committee makes decisions on product diversification, internationalization measures and the relocation of value-added processes. Product liability risk is minimized by a worldwide insurance program.

The intensification of risk monitoring in account management was a focal point of the financial division during 2003. For 2004, US dollar (USD) exchange-rate risk has been covered by the appropriate currency futures, which have a duration of up to 12 months. In the reporting period, the company set up its own treasury department, which, among other things, aims to manage interest, currency, liquidity and counterparty credit risks, following norms and rules.

Research and development

In 2003, the Palfinger Group invested EUR 7.5m in research and development. This amount is equivalent to 2.2 percent of total revenue. About 50 employees are in charge of a wide variety of improvements and new developments, spread over different business divisions.

The focus of the knuckle-boom crane segment, including special applications in the forestry and railway area, is on further product improvements, even though this group is already the technological and global market leader. The focus of innovation has shifted towards the cinematic and electro-hydraulic (AOS vibration reduction systems, etc.). Innovation was oriented towards mechanics in the last few years (for example, ever lighter and stronger materials, toggle levers, etc.). The early integration of suppliers into this technology to fit Palfinger's needs is thus ever more important.

A further significant R&D issue is bringing innovations into areas that Palfinger has only entered in recent years. These developments span a range of pragmatic solutions from transferring innovations from core competences to new product divisions, for example, the use of railway know-how in the Access titling platform in 2003; to visionary total concepts, such as the container transfer system Mobiler that is rightly called one of "the future options" for the Group because of its positive environmental potential.

An innovation area was identified at the Crayler profit center, an already highly developed industry, as until now there has not been a satisfactory solution for a (portable) forklift that can unload a complete truck load from one side of the truck. Bundling R&D resources, using a Palfinger-wide tender for a "Crayler Double Reach" competition, led to entirely new solution methods.

Palfinger participates in regular co-operations with spezialized colleges and universities. At the present, Palfinger is involved in, among other things, a three-year research project about "Production Optimization" at the Faculty of Production and Management at the Steyr School of Management in Austria. Palfinger is one of four partner companies applying parts of the models created in pilot projects.

A second cataphoresis dip unit was introduced at the Lengau site, after one was brought in at Maribor. Palfinger is setting new standards in the crane branch in terms of quality and the lifespan of products with this painting technique, which is already well established in the car industry.

Last year, Palfinger applied for patents for three new developments that improve work safety and simplify procedures. Palfinger holds a total of 37 patents.

Palfinger's innovative strength was rewarded through the awarding of innovation prizes in 2003.

Palfinger was awarded the Innovation Prize of the Province of Salzburg for its innovative loading terminal IUT – Innovativer Umladeterminal, a joint project with Austrian Railways, ÖBB.

Standard terminals are not suitable for use in built-up areas because of the noise made by lifting equipment. On the other hand, freight should be transported as close to the center of cities and other locations as possible. Palfinger has solved this problem through a fully automatic horizontal moving device that moves almost noiselessly on plastic rollers. To achieve this, numerous innovative plastic grips were created that originated from, among other branches, the aerospace industry. The result of this innovation, a fast and noiseless telescope device, is a global first. This allows railway companies such as ÖBB to implement their logistics concepts, also in built-up areas, more noiselessly in the future.

In November, Palfinger won the Intermodal Award in Rotterdam with Mobiler. The most decisive factor was that Mobiler opens the door to the spreading of inter-modal transportation both technologically and ecologically almost unlike any other system beforehand. It brings inter-modal transportation systems away from their close connection to container terminals and thus, creates decisive conditions for land development. At the same time, it also allows small- and medium-sized transport firms easy access to inter-modal transport forms by rail and road.


[The Mobiler from Austria is going to revolutionize the combination of road and rail.]

Investor Relations

PALFINGER AG shares are listed on the Prime Market of the Vienna Stock Exchange. They are included in the ViDX, the index for growth and technology-oriented stocks on the Vienna Stock Exchange.

After reaching a historic low of EUR 11.86 in February, Palfinger won back investor confidence by implementing extensive information measures and the stock price has continued to rise since then. At the end of 2003, it stood at EUR 22.73 and in the first few months of 2004 it has risen even further. Palfinger shares outperformed both the ATX and ViDX in the financial year as a result of this increase.

Management also talked to domestic and foreign investors at road shows last year. PALFINGER AG not only attended international industry fairs, but also numerous investor fairs.

Share repurchase program completed

A total of 475,429 own shares were repurchased between 9 November 2001 and 15 April at an average price of EUR 18.37. This is equivalent to 5.1 percent of total capital. They are being held by the company as strategic acquisition currency. Shares owned by the company have no dividend rights.

Dividend

The Management Board, subject to the approval of the Supervisory Board, will recommend a dividend of EUR 0.60 per share at the Annual General Meeting. This represents about 35 percent of company earnings paid to shareholders. Given the average price of Palfinger shares (EUR 17.04) in 2003, the dividend yield is 3.5 percent and taking the year-end share price it is 2.6 percent. Last year, the comparative dividends yield were 2.6 percent and 4.2 percent, respectively.

Changes in PALFINGER AG's management

Wolfgang Anzengruber was appointed Chairman of the Management Board as of September 2003. PALFINGER AG has had two Marketing Directors since February 2003. Wolfgang Pilz is responsible for the core business crane technology and container handling systems and Herbert Ortner is responsible for the marketing of railway systems, tailgates, portable forklifts and lifting platforms, as well as services. Eduard Schreiner is Finance Director. This team is pushing forwards with the strategy of market development close to customers.

The Supervisory Board agreed to a rotation at its top from 15 December 2003. The former Chairman of the Supervisory Board, Hubert Palfinger, swapped places with the former Deputy Chairman of the Supervisory Board Alexander Exner. Hubert Palfinger is going to focus more on individual projects in the future.

Corporate Governance

As part of transparent communication with investors and partners as well as as a basis for responsible and continual performance and control mechanisms in the Company, the Palfinger Group has welcomed developments in corporate governance principles from the beginning of the discussion.

PALFINGER AG has complied with the regulations stated in the Austrian Corporate Governance Code from 2003 and has complied with almost all the code's clauses.

Only two Comply or Explain Regulations, namely, No. 42 (the Supervisory Board Strategy Committee) and No. 51 (a Representative of Free Float in Supervisory Board), were not complied with by PALFINGER AG for the following reasons:

The Supervisory Board of PALFINGER AG should continue to function, as before, as a small, powerful organ in which all shareholders are treated equally. Thus, it is not envisaged to enlarge this organ by adding new members. All members of the Supervisory Board will also be integrated into strategic discussions in the future, meaning such a committee will not be required. The composition of the Supervisory Board has proven outstanding in the past; the merits of its members are an important foundation for success of the Palfinger Group.

Palfinger Group's auditors ensure at least once a year that commitments to the Corporate Governance Code are being followed. The present evaluation report will be published on the Group's homepage.

Sustainability

Palfinger is working continually to improve its products, manufacturing processes and systems in terms of quality, cost and environmental consciousness.

The majority of production and assembly works within the Palfinger Group have quality management systems in line with ISO 9001. Palfinger Produktionstechnik Lengau is the first company in the Group to implement an environmental management system in line with ISO 14001 and EMAS. EMAS – Eco Management and Audit Scheme – is a registration system at factory level. It is based on a decree by the European Parliament and aims for voluntary and continual environmental improvements, that are visible to customers and are above the levels stated in legislation.

Thus, Palfinger is taking on a role as leader in the area of environmental protection, especially at its Lengau factory. There environmentally friendly painting equipment that cuts solvent emissions by about 90 percent, was introduced in 2002 and 2003, following a switch-over to water-based paint. Already in the 1990s, heating had been changed to natural gas at all locations.

Sustainability means to Palfinger to not solely concentrate on its own interests, but to also remain conscious of background economic, ecological, and social aspects. General social conditions are a major factor affecting success. Thus, Palfinger focuses on long-term, sustainable relationships with its employees, customers and partners. Palfinger strives to be a reliable and attractive employer and offers its workers security, health protection, and perspectives for career development. The potential of its employees, their productivity and creativity, is valued highly. Employees are supported by training programs, further education, company events and international transfer of know-how.

Research and development takes place in all divisions of the Group. In addition to environmentally correct manufacturing, use and disposal the goal of every Palfinger product is the reduction of environmental pollution caused during its use. Palfinger wants to secure its position as market leader in the future with new products and developments in the electronics, materials, processing, and service areas.

PALFINGER AG and the Palfinger family have supported AMREF and the Flying Doctors Service for almost 10 years. AMREF is the largest, politically independent organization for health care in Africa.

Outlook

The year of 2003 showed that investments in the future of the Company are paying off. Recently completed projects, such as "Rapid Process" already have had a positive effect on business developments in this year. Further cost reductions are expected in 2004 with the conclusion of the Location Optimization Program. Global Palfinger Structure, which was implemented on 1 January 2004, ensures more closeness to customers and thus optimal conditions for intensive market development. Thus, the Management Board of PALFINGER AG also expects 2004 to be a positive year.

Palfinger's entire cylinder production will be relocated to Tenevo in Bulgaria in 2004. The training and demo center in Salzburg will be opened early this year. The expansion of services will be fostered by this development. Restructuring at Guima should result in a continuously positive EBIT in the Container Handling Systems Profit Center in 2004.

In the first months of 2004, there has been an expected reduction in production due to the comprehensive introduction of SAP. Thus, delivery times have increased in the short-term. This backlog will be compensated for by the end of the year.

Palfinger expects a further increase in EBIT on the basis of these factors, presuming economic conditions remain unchanged.


PALFINGER
[Our most compact cranes
are produced in Italy.]

Divisions

The following is a summary of Palfinger's divisions – truck cranes, hydraulic systems, agriculture and forestry and distribution – from 2000 to the 2003 Annual Report.

	Revenue		EBIT	
2003	EUR '000	in %	EUR '000	in %
Truck Cranes	189,837	56.8%	22,783	88.6%
Hydraulic Systems	46,988	14.1%	952	3.7%
Agriculture & Forestry	13,879	4.2%	3,427	13.3%
Distribution	83,407	24.9%	(1,450)	(5.6%)

Truck Cranes

The Palfinger Group develops and distributes truck cranes with a lifting capacity of 0.8 to 120 meter-tons. Cranes with a lifting capacity of 9 meter-tons or above are produced and assembled in Lengau, Upper Austria, while smaller cranes in the range of 4 to 9 meter-tons are manufactured in Cadelbosco near Bologna. The manufacture of cranes with a lifting capacity of less than 4 meter-tons is outsourced. The tailgates "Palgate" are also part of this segment.

Global market leader in knuckle-boom cranes

The knuckle-boom crane still is the main product today and is the foundation of the historic success of the Palfinger Group. Palfinger is the global number one in this segment with a global market share of almost 30 percent. The international market for knuckle-boom cranes is estimated* at around EUR 1bn and, therefore, represents the largest single product market in which Palfinger is active.

The main competitors in this segment are, on the one hand, companies such as HIAB (part of the KONE Cargotec group) with a market share of just a little less than that of Palfinger and, on the other hand, niche players such as FASSI (Italy) with a market share of about 14 percent. The Palfinger Group expects further consolidation impulses in this industry, as Italy in particular is home to a series of small manufacturers that will not be able to hold their ground in the future in a crane market that is becoming more and more globalized.

* Estimate by PALFINGER AG and a study by Frost & Sullivan 2003

EUR '000	in percentage of total	2003	2002
External sales	56.8%	189,837	162,580
Depreciation and amortization	52.0%	(6,146)	(5,907)
Profit from operations (EBIT)	88.6%	22,783	21,801
Liabilities	38.4%	49,489	64,871
Total assets	52.0%	139,192	131,453
Investment in property, plant and equipment	71.0%	10,966	5,925
EBIT margin		12.0%	13.4%

EUR '000	Q1 2003	Q2 2003	Q3 2003	Q4 2003
External sales	46,406	47,570	45,458	50,403
Intra-segment sales	35,803	34,346	22,081	23,990
EBIT	6,323	8,192	5,006	3,262

The market for knuckle-boom cranes was still at a low in 2003. The first signs of recovery only started appearing towards the end of the year.

Market recovery still not underway
The still unfavourable developments in Germany were compensated for by internationalization: in Spain, order intake went up significantly. Likewise, Austria was very satisfactory in the second half-year. In Great Britain important new customers led to a rise in small- and medium-sized cranes. Also, volume growth in Australia and New Zealand was very positive.

The Brazilian subsidiary Madal Palfinger continued to develop satisfactorily, although its earnings were burdened by the depreciation of the Real.

Continuing structural projects indicate positive developments
As expected completion of the RAP project, designed to cut delivery times, in 2002, already affected order intake and utilization positively.

The relocation of the assembly of the medium-sized crane range to Lengau in the third quarter led to a short-term production backlog, which was made up quickly. Project expenditures related to the Location Optimization Program significantly affected EBIT in the second half of the year.

With the tailgate product "Palgate" Palfinger operates in a very fragmented market with many local suppliers. The advantages of the Palfinger products are their straightforward handling which also saves time, as well as their high safety standards. The production of tailgates has taken place solely in Maribor, Slovenia since June 2003. Volumes and revenues have developed positively, earnings, though still negative, were slightly improved.

External sales in this segment rose by 16.8 percent compared to last year, from EUR 162.6m to EUR 189.8m. Profit from operations, EBIT, increased somewhat less, namely by 4.5 percent to EUR 22.8m due to project expenditures from the Location Optimization Program and from the introduction of SAP.

Revenue (EURm)


2001
2002
2003
0
50
100
150
200

EBIT (EURm)


2001
2002
2003
0
15
30
45

Outlook
Following the completion of the Location Optimization Program in 2004, profit from operations (EBIT) should increase again sharply. Thus, the EBIT margin will be higher than 12 percent (2003) again.

Hydraulic Systems

The Hydraulic Systems Division includes the profit centers Container Handling Systems, as well as Railway, Crayler, Mobiler and Access.

EUR '000	in percentage of total	2003	2002
External sales	14.1%	46,988	48,469
Depreciation and amortization	37.1%	(4,386)	(4,773)
Profit from operations (EBIT)	3.7%	952	1,074
Liabilities	37.3%	48,090	51,615
Total assets	29.0%	77,757	83,725
Investments in property, plant and equipment	17.2%	2,661	3,182
EBIT margin		2.0%	2.2%

EUR '000	Q1 2003	Q2 2003	Q3 2003	Q4 2003
External sales	11,727	12,991	11,208	11,062
Intra-segment sales	17,273	19,507	20,843	5,668
EBIT	552	(280)	(85)	765

Business developments in this – itself very differentiated – segment were in particular affected by the poor, long-term economic situation, especially in Europe's main markets, as well as by low output at the Container Handling Systems Profit Center, despite high order intake.

External sales in the Hydraulic Systems Division recorded a decline of 3.1 percent to EUR 47.0m. EBIT fell from EUR 1.1m in 2002 to EUR 1.0m.

Revenue (EURm)


2001
2002
2003
0
25
50
75

EBIT (EURm)


2001
2002
2003
0
1.0
2.0

Outlook

Because of the changes at Guima, a positive EBIT contribution is expected to be achieved at the Container Handling Systems Profit Center again in 2004, and, thus, an EBIT increase is expected for Hydraulic Systems.

Palift Container Handling Systems on their way to number one

Container handling systems have taken an important place in the diversification strategy of the Group. The main customer is the recycling industry, which moves in a totally different cycle to the construction industry. The Palfinger Group has a solid number-two position in this industry with about a 19 percent market share. The distance to the main competitor, Cargotec Group, which is part of KONE's company portfolio, is small, at about 3 percent. In 2003, the European market was stable and in Asia, most noticeably China, there was a decline in volumes.


PALFINGER CRAYLER
65 BBE
PALFINGER

[The all-terrain back-up Crayler
is among the top sellers in the USA.]

The switch at the Guima Palfinger subsidiary to industrial mass production of container handling systems was unexpectedly difficult. Output had drastically declined after the complete relocation of production to Caussade, France, in the third quarter of 2002; thus a program to raise productivity was initiated. In Summer 2003, new management was established. The main priority is to cut delivery times, get the company's order situation back in shape and to achieve revenue potential. Guima Palfinger affected the earnings of the segment with a loss of EUR 1.8m in 2003.

Superior in the Railway segment

Palfinger's Railway Profit Center is the unchallenged number one in this field with a market share of almost 60 percent in Europe. This profit center concentrates on the highly specialized railway project business. Palfinger feels the fluctuations in market volumes strongly because of its high share of the market and in 2003, deadline shifts in several large projects had to be compensated for with numerous construction-intensive, one-off projects. The core competence achieved in the Railway Profit Center has been used optimally as high-technology know-how in other profit centers too, for example, as special equipment in the Crane Division or in the area of tilting platforms.

Crayler proves itself on the American Market

The all-terrain forklift Crayler is being sold with different equipment and performance criteria. It can be transported in a box between the axles or at the rear of a truck. At the beginning of 2003, Palfinger presented a new model of the Crayler in the USA. The new forklift reach truck was well received by the market and helped improving the revenue and earnings situation at this profit center.

To ensure further safeguarding of the growth strategy in this product segment, future focus will be on the building up of a dealership network in the European target markets.

Future Concept Mobiler

Palfinger offers a new logistics concept for the networking of rail and road with the Mobiler, which makes combined transportation profitable, even at short distances. In July, the application possibilities of the Mobiler were presented at a European level before the Transport Committee of the European Union. In Austria, more than 100 million kilometer-tons of freight is already being moved from road to rail. The expected volume levels for the German market were not achieved in 2003 due to delays in the introduction of German truck tolls. In 2003, Palfinger was able to accomplish its first international transport to Italy.

Revolutionary performance in European Tilting Platform Market with Access

The tilting platform Access is the newest Palfinger product. It was developed and launched at the end of 2003 from building on the core competences of the Railway Profit Center (electronics, security attributes etc.). The European tilting platform industry is highly fragmented and there is no clear market leader. The Palfinger Group expects a significant consolidation in this industry, last but not least, through its own activities in this area.

Agriculture and Forestry

The Agriculture and Forestry Division consists of EPSILON Kran GmbH (PALFINGER AG stake of 66 percent) and STEPA Farmkran GmbH (PALFINGER AG stake of 45 Prozent, valued at equity). The products developed, produced and marketed include slewing overhead and mobile cranes used in agriculture and forestry, as well as, more frequently in the recycling division.

Technology leader in Timber Cranes Sector

The significantly higher demands on a timber/recycling crane as a working machine in contrast to the pure loading activities of a truck-mounted crane make Epsilon cranes the technology leader in the Group. Today, Epsilon has a market share of about 10 percent in this segment. Loglift and Jonsered, two brands of the KONE group, are in direct competition to Epsilon. Together, both products have a combined market share of 40 percent. Epsilon is by far the most profitable company in this industry, according to estimates by PALFINGER AG.

EUR '000	in percentage of total	2003	2002
External sales	4.2%	13,879	10,697
Depreciation and amortization	1.4%	(168)	(257)
Profit from operations (EBIT)	13.3%	3,427	1,988
Liabilities	2.2%	2,797	3,571
Total assets	1.7%	4,661	6,171
Investments in property, plant and equipment	1.7%	267	357
EBIT margin		24.7%	18.6%

EUR '000	Q1 2003	Q2 2003	Q3 2003	Q4 2003
External sales	3,252	3,595	3,146	3,886
Intra-segment sales	2,511	(735)	2,921	1,942
EBIT	772	731	761	1,163

Cabin cranes for the Scandinavian market

Epsilon was able to increase volumes by 40 percent in 2003. Market shares were won, especially in home markets of Austria and Germany because of short delivery times as a result of the RAP among other things. Epsilon entered the Scandinavian market successfully with cabin cranes in 2003. Good levels of sales success were also achieved in Belgium, France, Great Britain, Poland and Spain.

Stepa was also able to raise volumes, revenue and earnings in 2003. Further market share was won in Austria.

External sales in this division increased by 29.7 percent from EUR 10.7m to EUR 13.9m compared with last year. EBIT was increased by a positive 72.4 percent to EUR 3.4m. Thus, this division already contributes 13.3 percent to Group EBIT and, with an EBIT margin of 24.7 percent, is one of the most consistent earnings generators in the Palfinger Group.

Revenue (EURm)


2001
2002
2003
0
5
10
15

EBIT (EURm)


2001
2002
2003
0
2
4

Outlook

Palfinger expects another increase in market share and earnings at Epsilon and Stepa in 2004 because of the expected improvement in the economic situation.

BACK FIND PRINT

Distribution

Palfinger's distribution and sales network is based on 80 independent dealers. In total, there are 1,500 service and distribution points worldwide. Sales are made by the Group's own companies in Canada, Germany and the USA. Palfinger has stakes in distribution and sales companies in Argentina, France and Norway.

Cranes, portable fork-lifts, hook loading systems and tailgates are sold through this distribution network. Other hydraulic systems, such as railway equipment or Mobiler, are generally sold directly to end-users.

The companies Palfinger GmbH, Palfinger Norge AS, Palfinger USA, Inc. and Palfinger Inc. are fully consolidated in this segment. Palfinger France S.A. and Palfinger Argentina S.A. are valued at equity.

EUR '000	in percentage of total	2003	2002
External sales	24.9%	83,407	84,736
Depreciation and amortization	9.5%	(1,115)	(1,052)
Profit from operations (EBIT)	(5.6%)	(1,450)	(1,498)
Liabilities	22.1%	28,519	18,440
Total assets	17.3%	46,222	46,896
Investments in property, plant and equipment	10.1%	1,563	1,696
EBIT margin		(1.7%)	(1.8%)

EUR '000	Q1 2003	Q2 2003	Q3 2003	Q4 2003
External sales	18,581	22,700	20,147	21,979
Intra-segment sales	425	519	1,191	598
EBIT	(446)	(428)	175	(751)

The Distribution Division is the division affected most by the poor market situation. External sales fell from EUR 84.7m to EUR 83.4m. Profit from operations improved slightly, but is still negative at EUR –1.5m.

Revenue (EURm)


2001
2002
2003
0
25
50
75
100

EBIT (EURm)


2001
2002
2003
–1.5
–0.5
0
0.5
1.5

Palfinger Germany

The economic slump in the year 2002 continued for the first three quarters of 2003. It was only in the fourth quarter that an economic recovery began and, thus, the total market for loading cranes, container handling systems, portable fork-lifts and tailgates only declined minimally compared to last year. Investment dropped sharply especially at local authorities and at companies.


[In Slovenia we manufacture
state-of-the-art systems components
for cranes and tailgates.]

The Group was able to maintain the position of market leader in the core area of loading cranes. Sales of container handling systems went up compared to last year, and, thus, market share rose considerably. Powerful market development in the portable forklift and tailgate areas, combined with the first entry into the fleet business, had a positive effect.

Palfinger Deutschland registered revenue losses of around 10 percent. Earnings were stabilized.

Palfinger Inc. – Palfinger USA, Inc.

North America began to show an improvement in its economic situation at the end of the year. Palfinger registered an increase in sales of big cranes in particular. This situation shows trust in the economy is rising and that investments, which had been held back, could follow. Likewise, sales of Craylers, which have risen by 70 percent, and container handling systems developed positively.

Currency hedging measures and assembly in North America made an impact: profit from operations is still negative, but could be improved compared to the prior year.

Palfinger France

In 2003, a shrinking crane market was visible in France. In this environment, Palfinger managed to gain market share and now holds 32 percent. Palfinger France improved its service range and, therefore, was able to increase its revenue compared to last year.

Palfinger Norge AS

Palfinger Norge is still market leader in truck-mounted cranes in Norway, with a market share of just under 30 percent. The market share in hook-loaders rose to 20 percent. Revenue went up by 15.5 percent compared to the previous year, however, the Company had a negative EBIT for 2003 due to increased fixed costs following the takeover of a dealer.

Segments from 2004

As a result of the new Global Palfinger Structure, IFRS segment reporting was adapted accordingly from 1 January 2004, as it reflects internal structures. The organizational structure includes regional and product centers.

Palfinger will, in the future, report primary segmentation with "Europe and the Rest of the World", as well as "North and South America".

Secondary segment reporting will show developments in the main product group "Cranes", as well as "Hydraulic Systems and Services".

The present 2003 Annual Report is the last time current segment reporting is being used. From the Report on the First Quarter of 2004 onwards, the new segmentation will be in place. Data from 2003 will be re-calculated accordingly, thus it will be possible to make comparisons from the start.

Consolidated financial statements as of 31 December 2003

PALFINGER

International Financial Reporting Standards (IFRS)

Reporting on the basis of International Financial Reporting Standards

The attached annual financial statements for PALFINGER AG have been prepared as consolidated financial statements based on the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), as interpreted by the International Financial Interpretation Committee (IFRIC, previously the Standing Interpretations Committee (SIC)) in 2003.

These financial statements conform to Austrian Accounting Standards, in accordance with § 245a of Austrian commercial law.

The 2003 financial statements for the Company and the Group have been published as legally required, and are available from PALFINGER AG on request. The consolidated financial statements prepared in accordance with IFRS for the year ended 31 December 2003 have been audited by Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH (certified public accountants) and have been given an unqualified auditor's opinion.

Main differences between IFRS and Austrian Accounting Standards

Different principles

The goals of IFRS and IAS are exclusively informational compared with Austrian accounting provisions. The dominant aim of the IFRS and IAS is to provide investors with the business-oriented information required in decision-making processes, whereas Austrian accounting standards are based on the principle of prudence and are directed at the protection of creditors. Thus, higher significance is placed on comparability of financial statements under the IFRS than under Austrian commercial law.

Balance sheet structure

The structure of the balance sheet was made using the time periods detailed under IFRS. Accrued and deferred items were accounted for under other accounts receivable and other liabilities. Accounts receivable were split into those with duration of up to 1 year and those with duration of more than 1 year.

Liabilities were split between those with duration of less than 1 year and those with duration of more than 1 year.

Tangible and intangible assets

Under Austrian commercial law, depreciation and the useful life of non-current assets are governed by the principle of prudence. IFRS requires ongoing reviews of the actual useful life of assets, and thus, IFRS accounts tend to show longer useful lives. According to article 36 of IAS, an impairment test is necessary to determine possible depreciation requirements.

Inventories

Inventories are only written down to reflect lower market prices if book values are not covered by the expected sales proceeds.

Financial instruments

According to Article 39 of the IAS a financial instrument is defined as a contract that gives rise to a financial asset for one entity and a financial liability for a contract partner simultaneously. Financial assets, receivables, cash and cash equivalents, as well as financial liabilities, are defined as original financial instruments. Swaps, options, futures, as well as structured products, are examples of derivative financial instruments. Financial instruments are split into four categories under the IFRS. There is no separate definition and allocation of such financial instruments under Austrian commercial law.

Non-current financial investments in securities are classed as "available for sale financial assets" under IAS 39. The valuation is based on market value and changes in value are recognized as income. Current financial investments are classed in the "held-for-trading financial assets" category. The valuation is also recognized as income. Under Austrian commercial law, securities can be valued up to their acquisition cost at maximum, as stated under the lowest-value principle, and resulting changes in value are recognized as income.

According to IAS 39 swaps belong to the "held-for-trading financial assets" category and are valued at their market value on balance sheet day and are classed as other receivables or financial liabilities in the IFRS balance sheet. Changes in value are accounted for in the income statement. According to Austrian commercial law, swaps are only accounted for as interest-rate accruals and passive accruals. Provisions are created for negative market values and positive market values resulting from unrealized profits remain excluded.

Estimates for liabilities are based on prescribed acquisition costs under IAS 39. Under Austrian commercial law the amount repayable is used.

Foreign currency liabilities

These are also shown at closing rates at balance sheet date. This means all exchange-rate fluctuations affect profit immediately.

Provisions for employee benefits

Provisions for employee benefits (provisions for pensions and similar obligations, severance provisions and anniversary bonus provisions) are accounted for using the projected benefit obligation method. The interest rate is based on the current long-term interest rate in the capital market at balance sheet date, and future salary increases up to the expected retirement date are taken into account. As a result, the provision increases more in the accumulation phase than it would under the standard entry age method prescribed by Austrian commercial law.

Deferred tax

According to Austrian regulations, deferred tax liabilities have to be quoted in so far as temporary differences exist, whereas in the case of deferred tax assets a right to choose when to capitalize exists. For tax loss carryforwards the calculation of a deferred tax asset is not admissible. According to IFRS provisions, for all temporary differences deferred taxes have to be quoted and the current tax rate has to be applied. This is also true in relation to tax loss carryforwards, as far as these can be anticipated in estimated future tax gains.

Other provisions

Under IRFS setting up of a provision depends on the particular conditions attaching the potential liability and on the likelihood of it becoming payable. IRFS prescribe that the most likely value be used rather than – as under Austrian commercial law – the principle of prudence. General provisions for operating expense, which are possible under Austrian commercial law, are not permissible under IFRS.

Investment property

Investments in land and real estate for the accrual of rental income or as investments expected to appreciate in value, to be sold commercially and not for own use, are accounted for separately as "investment property", according to IAS 40. Such real estate is not accounted for separately under Austrian commercial law.

More detailed disclosure requirements

IFRS reporting requires more detailed notes on certain items in the balance sheet, income statement, cash flow statement and the statement on changes in equity. IRFS information requirements additionally include, in particular, business segment data, associated companies and information about investment property and financial derivatives, neither of which are required under Austrian commercial law.

Consolidated balance sheet as of 31 December 2003

EUR '000	Note	31 Dec 2003	31 Dec 2002
ASSETS			
Non-current assets			
Property, plant and equipment	(1)	81,160	76,493
Intangible assets	(2)	22,791	24,762
Investments	(3)	5,512	5,444
Other non-current assets	(4)	8,303	11,467
		117,766	**118,166**
Current assets			
Inventories	(5)	59,900	56,191
Receivables and other current assets	(6)	81,930	84,359
Cash and cash equivalents	(7)	8,235	9,528
		150,065	**150,078**
Total assets		**267,831**	**268,244**
EQUITY AND LIABILITES			
Capital and reserves			
Issued capital	(8)	18,568	18,568
Capital reserves	(9)	53,757	53,757
Retained earnings	(10)	52,177	47,124
Valuation reserves for financial instruments	(10)	965	0
Foreign currency translation reserve	(10)	(3,576)	(3,862)
Consolidated net profit of the year	(10)	15,283	13,182
		137,174	**128,769**
Minority interests	**(11)**	**1,762**	**979**
Non-current liabilities			
Non-current financial liabilities	(12)	19,007	26,550
Non-current provisions	(13)	12,719	12,160
Other non-current liabilities	(14)	6,892	7,870
		38,618	**46,580**
Current liabilities			
Current financial liabilities	(15)	24,980	38,350
Current provisions	(16)	21,235	17,565
Other current liabilities	(17)	44,062	36,001
		90,277	**91,916**
Total equity and liabilities		**267,831**	**268,244**

BACK FIND PRINT

Consolidated income statement 2003

EUR '000	Note	Jan–Dec 2003	Jan–Dec 2002
Revenue	**(18)**	**334,111**	**306,482**
Changes in inventories and own work capitalized	(19)	(1,961)	(11,639)
Other operating income	(20)	6,084	8,149
Materials and services	(21)	(162,113)	(133,337)
Staff costs	(22)	(82,558)	(82,538)
Depreciation and amortization expense	(23)	(11,815)	(11,989)
Other operating expenses	(24)	(56,037)	(51,764)
Profit from operations (EBIT)	**(25)**	**25,712**	**23,364**
Income from investments	(26)	1,522	965
Interests and other financial expenses	(27)	(3,261)	(4,623)
Net finance cost		**(1,739)**	**(3,658)**
Profit before tax	**(28)**	**23,972**	**19,706**
Income tax expense	**(29)**	**(8,012)**	**(6,159)**
Profit after tax		**15,960**	**13,547**
Application of profits			
Profit after tax		15,960	13,547
Minority interests	(30)	(677)	(365)
Consolidated net profit of the year		**15,283**	**13,182**

EUR		
Earnings per share	1.73	1.45
Dividends per share	0.60	0.60

Consolidated cash flow statement

EUR '000	Jan–Dec 2003	Jan–Dec 2002
Profit before tax	**23,972**	**19,706**
+ Depreciation/– revaluation of non-current assets	11,748	11,024
– Gain/+ loss on disposal of non-current assets	(20)	(1,053)
– Increase/+ decrease in current inventories and receivables	(315)	13,016
+ Increase/– decrease in provisions	1,840	113
+ Increase/– decrease in trade and other payables	7,083	(5,313)
– Income taxes paid	(5,281)	(5,838)
Cash flows from operating activities	**39,027**	**31,655**
+ Proceeds of sale from property, plant and equipment and intangible assets	1,439	11,376
± Exchange differences from changes in reserves and other exchange differences	556	(1,214)
– Cash outflows for additions to property, plant and equipment and intangible assets	(16,199)	(11,757)
± Cash inflows/outflows from changes in investment in subsidiaries	(91)	247
– Cash outflows for additions to financial assets and other financial investments	1,059	286
– Increase/+ decrease in non-current inventories and receivables	(381)	(168)
Cash flows from investing activities	**(13,617)**	**(1,230)**
– Dividends paid in respect of previous year	(5,285)	(6,791)
+ Share issue		1,625
– Share repurchase	(2,647)	(3,740)
+ Increase/– decrease in non-current financial liabilities	(7,544)	4,428
+ Increase/– decrease in current financial liabilities	(13,370)	(25,506)
– Increase/+ decrease in securities	2,143	480
Cash flows from financing activities	**(26,703)**	**(29,504)**
Total cash flows	**(1,293)**	**921**

Changes in funds		
Cash and cash equivalents at beginning of year	9,528	8,607
Cash and cash equivalents at end of year	8,235	9,528
	(1,293)	**921**
Free cash flow	**27,601**	**33,732**

BACK FIND PRINT

Statement of changes in equity

EUR '000	Share capital	Capital reserves	Retained earnings	Valuation reserves for financial instruments acc. to IAS 39	Foreign Currency translation reserve	Consolidated net profit for the year	Minority interests	Total
At 31 December 2001	**18,414**	**52,286**	**35,830**	**0**	**(560)**	**22,292**	**0**	**128,262**
Dividends 2001	0	0	0	0	0	(6,791)	0	(6,791)
Profit carryforward from 2001	0	0	15,501	0	0	(15,501)	0	0
Capital increase share issue	154	1,471	0	0	0	0	0	1,625
Share repurchase	0	0	(3,740)	0	0	0	0	(3,740)
Profit after tax 2002	0	0	0	0	0	13,182	366	13,548
Other changes in equity	0	0	(467)	0	(3,302)	0	(366)	(4,135)
At 31 December 2002	**18,568**	**53,757**	**47,124**	**0**	**(3,862)**	**13,182**	**0**	**128,769**
At 31 December 2002	**18,568**	**53,757**	**47,124**	**0**	**(3,862)**	**13,182**	**0**	**128,769**
Dividends 2002	0	0	0	0	0	(5,285)	0	(5,285)
Profit carryforward from 2002	0	0	7,897	0	0	(7,897)	0	0
Capital increase share issue	0	0	0	0	0	0	0	0
Share repurchase	0	0	(2,647)	0	0	0	0	(2,647)
Profit after tax 2003	0	0	0	0	0	15,283	677	15,960
Earnings-neutral value changes in financial instruments	0	0	0	965	0	0	0	965
Other changes in equity	0	0	(197)	0	286	0	(677)	(588)
At 31 December 2003	**18,568**	**53,757**	**52,177**	**965**	**(3,576)**	**15,283**	**0**	**137,174**

Investments

Company, location	Parent company[1]	Interest in %	Currency[4]	Equity EUR '000	IFRS profit for the period EUR '000
a) Consolidated					
Palfinger Produktionstechnik GmbH, Salzburg, Austria	PSB	100.00	EUR	5,059	259
EPSILON Kran GmbH, Salzburg, Austria	PHT	66.00	EUR	4,005	2,234
Palfinger Industrieanlagen GmbH, Salzburg, Austria	PAG	95.00	EUR	1,175	248
Palfinger Service- und Beteiligungs-GmbH, Salzburg, Austria	PAG	100.00	EUR	47,084	17,457
Palfinger Hebetechnik GmbH, Salzburg, Austria[2]	PSB	99.96	EUR	19,043	9,877
Palfinger Krantechnik GmbH, Salzburg, Austria[3]			EUR		22,391
Palfinger GmbH, Ainring, Germany	PHT	100.00	EUR	4,348	(378)
Palfinger Inc., Ontario, Canada	PSB	100.00	CAD	2,375	(783)
Palfinger Gru Idrauliche S.r.l., Bolzano, Italy	PPT	100.00	EUR	2,825	52
Palfinger proizvodnja d.o.o., Maribor, Slovenia	PPT	100.00	SIT	8,813	1,906
Palfinger Bermüller GmbH Regio Cargo Transporttechnik, Unterföhring, Germany	PHT	60.00	EUR	139	(34)
Palfinger Produktionstechnik Bulgaria EOOD, Cherven Brijag, Bulgaria	PPT	100.00	BGN	(625)	414
Palfinger Norge AS, Skedsmokorset, Norway	PHT	70.00	NOK	420	(253)
S.A. Financière Palfinger, Caussade, France	PHT	100.00	EUR	15,258	(130)
S.A.S. Guima Palfinger, Caussade, France	FP	100.00	EUR	6,287	(2,587)
S.A.S. Guima Provence, Caussade, France	GUIMA	100.00	EUR	742	193
S.A. Guima France, Montigny-les Cormeilles, France	GUIMA	100.00	EUR	(344)	(486)
S.A.S. Société Industrielle de Chaudronnerie, Caussade, France	GUIMA	100.00	EUR	1,487	518
Palfinger USA Inc., Tiffin, Ohio, USA	PSB	100.00	USD	2,789	86
Tiffin Loader Crane Co., Ohio, USA	PUSA	100.00	USD	654	(538)
Madal Palfinger S.A., Caixas do Sul – RS, Brazil	PSB	98.65	BRR	4,688	427
b) Included at equity					
STEPA Farmkran GmbH, Elsbethen, Austria	PHT	45.00	EUR	1,552	1,294
Palfinger France S.A., Chaponnay, France	PHT	49.00	EUR	9,524	1,632
Palfinger Argentina S.A., Buenos Aires, Argentina	PHT	49.00	ARS	176	(8)
P i R Metall d.o.o., Rijeka, Croatia	PPT	20.00	HRK	346	(2)
Palfinger Southern Africa (Pty) Ltd.	PHT	33.33	ZAR	447	310

1 PAG = PALFINGER AG
PSB = Palfinger Service- und Beteiligungs-GmbH, Salzburg, Austria
PD = Palfinger GmbH, Freilassing, Germany
PPT = Palfinger Produktionstechnik GmbH, Salzburg, Austria
FP = S.A. Financiere Palfinger, Caussade, France
PHT = Palfinger Hebetechnik GmbH, Salzburg, Austria
PUSA = Palfinger USA Inc., USA

2 Renamed Palfinger Europe GmbH as of January 2004
3 This company was merged with Palfinger Hebetechnik GmbH as of 30 September 2003
4 Local currency

Participating interests as of 1 January 2004

Notes

General

The consolidated financial statements of PALFINGER AG for 2003 comply with International Financial Reporting Standards (IFRS) applicable as interpreted by the International Financial Reporting Interpretations Committee (IFRIC).

The consolidated financial statements are prepared assuming that the Company will continue as a going concern. Classification and aggregation of items in the balance sheet, the income statement, the cash flow statement and the statement of changes in equity are based in the principle of materiality. In the interest of clarity, numbers are general rounded to the nearest thousand euro (EUR). Rounding of individual items and percentages may result in minor rounding differences.

The financial statements of the Group are prepared in accordance with uniform accounting and valuation principles.

The reporting period for 2003 like that for the prior year 2002 covers a complete financial year of twelve months.

Consolidation principles

Scope of consolidation

All subsidiaries in which the Company holds at least 20 percent of the issued share capital have been consolidated or included at equity independent of the size of the investment.

The financial statements of individual domestic and foreign companies in the Group were compiled into the consolidated financial statements and were audited and approved by certified public accountants at balance sheet date.

The title of consolidated companies and all other unconsolidated companies is available in the accompanying list of investments.

The scope of consolidation (consolidated companies) decreased, because of the liquidation of Palfinger Finance International Ltd., Dublin, Ireland and Palfinger Duisburg GmbH, Germany, as well as the merger between Palfinger Krantechnik GmbH (transferred company) and Palfinger Hebetechnik GmbH (acquiring company) as of 30 September 2003. Thus, the scope of consolidation comprises 21 consolidated companies, including PALFINGER AG as the parent company.

The number of companies included at equity is five. For the first time Palfinger Southern Africa (Pty) Ltd. was included, while star.trac supply chain solutions GmbH, Munich, Germany, was excluded after the amount of investment in this company dropped to under 20 percent in 2003.

Method of consolidation

The consolidation applies purchase method accounting on an equity basis. The acquisition cost of the shares purchased is set against the book value at the same time of acquisition of the share of the subsidiaries equity purchased. Capitalized differences are treated as goodwill and, to the extent that they cannot clearly be ascribed to specific assets, are amortized on a straight-line basis over their useful life. Non-allocated passive differences are netted with the position goodwill and dissolved according to goodwill useful life.

To the extent they are material, all intra-group receivables and payables, and income and expenses, including unrealized profits and losses, are eliminated. Where significant influence on business policy is exercised (associated companies), the prorated share of the profit for the year is included (equity method), and when distributions are made the valuation is reduced by the prorated share of dividends.

Currency translation within the Group

The financial statements of foreign companies are translated in accordance with the functional currency concept. Balance sheet items are translated at the relevant middle rate at balance sheet date. Income statements of foreign consolidated companies are translated using average period rates. Exchange differences arising from the translation of the prorated share of equity are included under retained earnings, thus not effecting profits for the period. Exchange differences attributable to minority interests are allocated to minority interest in the consolidated balance sheet. In the event of the deconsolidation of a foreign company, these exchange differences affect the profit for the year.

Exchange differences of the following currencies are particularly important in reference to the consolidated financial statements:

Exchange-rate alterations

1 Euro equals:	Rate as of 31 Dec 2003	Rate as of 31 Dec 2002	Change in absolute terms	Change in %
USD	1.2555	1.0482	0.2073	19.77%
CAD	1.6251	1.6526	(0.0275)	(1.67%)
BRR	3.6433	3.7106	(0.0673)	(1.81%)
NOK	8.4231	7.2912	1.1319	15.52%
SIT	237.8960	231.181	6.7150	2.90%

The effects of exchange-rate differences on the calculation of the balance position of consolidated subsidiaries result in an earnings-neutral effect of about EUR 286,000 on Group funds. This figure is reported under developments in equity in the section on exchange conversions.

Use of estimates

The compilation of the consolidated financial statements requires the use of estimates and assumptions, the stated value of such assets, debts and financial liabilities as well as the income and the expenses of the business year. The actual value of such items may differ from these estimates. The principle of true and fair view is applied to the use of all estimates.

Accounting and valuation principles

Tangible and intangible non-current assets

Tangible and intangible assets are capitalized at the cost of acquisition or construction, and are subject to scheduled straight-line depreciation. In addition to direct costs, production costs also include an appropriate share of material and manufacturing overheads. General administration overheads and debt interest are not capitalized.

Assets are depreciated from the time of commissioning. Depreciation is spread over the expected useful life of the asset on a straight-line basis. Where assets are taken into service in the first six months of the financial year, depreciation is charged for the whole year, otherwise, half a year's depreciation is charged. The expected useful life of tangible assets is determined considering the anticipated economic or technical life.

In the case of permanent impairment and the present value of future payments being lower than the book value, depreciation at the lower calculated value is applied, according to IAS 36 (Impairment of Assets). If the reasons for an exceptional write-down no longer apply, depreciation is written back up, to the level of acquisition cost. Repairs and maintenance are treated as expenses, unless they result in a substantial change in the assets in question.

Capitalized differences arising on initial consolidation are reported as goodwill and are subject to regular amortization over the expected useful life. At balance sheet date the unamortized value of all goodwill is in addition compared with its economic value. Impairments are charged as unscheduled amortization.

Expected useful lives

Intangible assets	3 – 9 years
Own buildings and improvements to buildings owned by others	8 – 50 years
Machinery and technical equipment	3 – 15 years
Furniture, fixtures and fittings	3 – 10 years
Goodwill	5 and 15 years

Leasing and equipment rental

Leasing and rental agreements under which the Group assumes substantially all the risks and benefits associated with the use of the assets are treated as financial leases. The assets comprised in the leasing or rental agreements are capitalized at time of acquisition on the basis of the present value of the capitalized leasing or rental payments at that point and depreciated over their useful life. The capitalized value of the assets corresponds to the present value of the leasing or rental payments outstanding at balance sheet date.

All other leasing and rental agreements are treated as operating leases. The assets are treated as the property of the lessors or renters, and the lease or rental payments are expensed.

Financial investments

Associated companies are included in the consolidated financial statements at equity. Investments in unconsolidated, associated companies are accounted for at acquisition price, as far as a different, estimated value can be calculated without considerable effort. If there is objective evidence of permanent impairment depreciation is applied. The lapse of the reason for the value reduction will result in appreciation. Both depreciation and appreciation are reported in the financial result. Fixed-interest securities that represent a continuing part of the Group's operations are shown at market value or current value. Changes in value are recognized as income.

Interest-bearing loans are capitalized at their face value, unless a reduction in their value is necessary; whereas interest-free or low-interest loans are discounted as appropriate.

Inventories

Inventories are valued at acquisition or production cost or the lower fair value. Where appropriate, inventories that are slow-moving or likely to be unusable are written-down, although no write-down is made as long as sales proceeds cover book value.

Receivables

Trade and other current receivables are shown at original book value or cost of acquisition, adjusted as appropriate for loss of value.

Export credit insurance (subject to the usual excess) exists for the foreign receivables of PALFINGER AG, Palfinger Produktionstechnik GmbH, Palfinger Hebetechnik GmbH, EPSILON Kran GmbH, STEPA Farmkran GmbH, Palfinger Norge AS, Norway, Palfinger Inc., Canada and S.A.S. Guima Palfinger, France (for customers in OECD countries). Where insurable, all other receivables are insured by Österreichische Kontrollbank AG.

Foreign currency receivables are valued at the buying rate at balance sheet date. Tax refunds receivable are netted off against tax liabilities where the tax authority is one and the same.

Cash and cash equivalents

Current financial assets (cash in hand and at bank) are reported under cash and cash equivalents and are shown at fair value.

Liabilities

Liabilities are shown at the higher value of when incurred or amount repayable. Foreign currency liabilities are valued at the selling rate at balance sheet date.

Provisions for pensions and similar obligations, severance payments and anniversary bonuses are calculated using the projected benefit obligation method. Thereby, the anticipated benefits are spread over the working life of the employee until retirement. Anticipated future salary increases are taken into account. The provisions are based on an actual evaluation as at balance sheet date performed by a chartered actuary.

Deferred tax is calculated using the liability method, using the tax rates which are expected to apply at balance sheet date when deferral reverses.

Other provisions are also made for liabilities the amount of which is uncertain, on the basis of the amount considered most likely.

Currency translation

Assets and liabilities in foreign currencies are translated into the Group's accounting currency at balance sheet date, at buying and selling rates respectively, in case of locked-in rates at the locked-in rate. Revaluation differences arising from foreign currency valuation are recognized in the income statement.

Accounting and disclosure of fair value for financial instruments

The fair value of financial instruments is a valuation reasonable to the knowledgeable, willing parties involved in a transaction in light of all pre-existing conditions and circumstances. Quoted market prices in an active market are often used to measure the financial instrument. The fair value is calculated based on market information available at balance sheet date. On account of various determinants the value listed may deviate from the value realized. In order to minimize the risk of future payment fluctuations expected foreign currency income in US dollars for 2004 will be hedged in the Palfinger Group by currency futures contracts.

Hedge Accounting principles as stipulated by IAS 39 are applied to ensure compensation on an accrual basis for the effects of hedged transactions and hedging instruments in the income statement. The positive market value arising from the valuation of futures contracts at balance sheet date following the deduction of deferred taxes is reported under "valuation reserves for financial instruments" as profit neutral. Assets are disclosed in the balance sheet under the item "short-term receivables and other short-term assets". Effective liquidation will take place in the 2004 business year depending on future realization of proceeds.

Notes to the balance sheet

ASSETS

Non-current assets

The net carrying amount for non-current assets decreased by EUR 400,000 or 0.3 percent, principally as a result of disposals of property, plant and equipment, as well as of other non-current assets, and because of the deferral of tax assets. The net amounts represent net book values less accumulated depreciation.

In relation to non-current assets, the following mortgages and restrictions of title exist as securities for debts:

a) Real property

Mortgages amounting to EUR 741,000 (2002: EUR 741,000) in favor of bank lenders are registered in the land registry. Investkredit AG holds liens on a building in Lengau, on land owned by others, amounting to EUR 4,346,000 (2002: EUR 4,346,000). In addition, Palfinvest Immobilienleasing GmbH has rental and pre-emption rights in respect of plot 198, Tödtleinsdorf land register.

b) Other property

Trade and receivables from third parties and associated companies amounting to EUR 34,843,000 (2002: 33,820,000) are subject to blanket assignments to banks.

(1) Property, plant and equipment

The net value of property, plant and equipment rose by EUR 4,667,000, or 6.1 percent, from the previous year's level.

EUR '000	Land and buildings	Undeveloped land	Plant and machinery	Other plant, fixtures fitting and equipment	Prepayments and assets under construction	Total
Gross carrying amounts						
At 31 Dec 2002	**63,562**	**2,443**	**53,511**	**30,150**	**8,123**	**157,789**
Additions	3,560	0	4,062	2,535	5,300	15,457
Exchange differences	(140)	(27)	(157)	(98)	(60)	(482)
Disposals	(383)	0	(9,146)	(5,692)	(335)	(15,556)
Changes in consolidated Group	1,791	(165)	7,147	207	(9,278)	(298)
At 31 Dec 2003	**68,390**	**2,251**	**55,417**	**27,102**	**3,750**	**156,910**
Accumulated depreciation						
At 31 Dec 2002	**16,542**	**10**	**40,976**	**23,768**	**0**	**81,296**
Depreciation 2003	2,574	0	3,721	2,508	0	8,803
Exchange differences	(40)	0	(117)	(54)	0	(211)
Disposals	(210)	0	(8,701)	(5,227)	0	(14,138)
At 31 Dec 2003	**18,866**	**10**	**35,879**	**20,995**	**0**	**75,750**
Net carrying amounts at 31 Dec 2002	**47,020**	**2,433**	**12,535**	**6,382**	**8,123**	**76,493**
Net carrying amounts at 31 Dec 2003	**49,524**	**2,241**	**19,538**	**6,107**	**3,750**	**81,160**

Investment in property, plant and equipment amounted to EUR 15,457,000 in 2003 (2002: 11,160,000).

The major additions (including transfers) consist of investments in restructuring measures and plant expansions, particularly investments in company buildings at the location of Palfinger Produktionstechnik GmbH in Lengau (EUR 1,406,000) and at the site of Palfinger Service- und Beteiligungs-GmbH in Bergheim/Salzburg (EUR 1,051,000), as well as the erection of cataphoresis dip equipment (EUR 4,284,000) at Palfinger Produktionstechnik GmbH in Lengau. Further investments include those in the production sites in Bulgaria (EUR 3,398,000) and Brazil (EUR 1,628,000).

Regarding investment properties IAS 40 stipulates the following notes: The book value amounted to EUR 773,000 (2002: EUR 800,000). The appropriate depreciation costs of non-business essential real estate were calculated by an independent actuary and are about EUR 800,000 (2002: EUR 800,000). Rental income was EUR 4,000 (2002: EUR 4,000). The expense related to real estate with rental income was EUR 13,000 and the expense relating to real estate without rental income was EUR 20,000.

The book value of leased property, plant and equipment amounted to EUR 5,920,000 (2002: 6,044,000) at balance sheet date. The related leasing liabilities are shown in other non-current liabilities. The amount of leasing liabilities due for 2004 is accounted for in current liabilities.

(2) Intangible assets

Capitalized differences arising from consolidation in full or at equity of Group companies are shown as goodwill. The net goodwill included in the financial statements at 31 December 2003 reflects the continuation of unamortized balance of goodwill resulting from acquisitions of the Guima Group, France and Madal S.A., Brazil.

The goodwill in Madal Palfinger S.A., the Guima Group, France, and Palfinger Bermüller GmbH Regio Cargo Transporttechnik, Germany, is being amortized over 15 years, while the goodwill in Palfinger Norge AS, Norway, is being amortized over 5 years.

Other intangible assets include miscellaneous rights, particularly software licenses.

There were no own-generated intangible assets that could be activated by the Group.

EUR '000	Goodwill	Other intangible assets	Prepayments	Total
Gross carrying amounts				
At 31 Dec 2002	**31,221**	**4,463**	**105**	**35,789**
Additions	103	638	0	741
Transfers	0	58	241	299
Disposals	0	(92)	0	(92)
Exchange differences	0	(2)	0	(2)
At 31 Dec 2003	**31,324**	**5,065**	**346**	**36,735**
Accumulated amortization				
At 31 Dec 2002	**7,706**	**3,321**	**0**	**11,027**
Amortization 2003	2,289	723	0	3,012
Disposals	0	(91)	0	(91)
Exchange differences	0	(4)	0	(4)
At 31 Dec 2003	**9,995**	**3,949**	**0**	**13,944**
Net carrying amounts at 31 Dec 2002	**23,515**	**1,142**	**105**	**24,762**
Net carrying amounts at 31 Dec 2003	**21,329**	**1,116**	**346**	**22,791**

(3) Investments

This item consists of investments in associated companies and companies consolidated at equity.

EUR '000	Associated companies at equity
Gross carrying amounts	
At 31 Dec 2002	**5,649**
Investment	0
Write-ups	477
Disposals	(512)
At 31 Dec 2003	**5,614**
Accumulated depreciation	
At 31 Dec 2002	**205**
Disposals	(103)
At 31 Dec 2003	**102**
Net carrying amounts at 31 Dec 2002	**5,444**
Net carrying amounts at 31 Dec 2003	**5,512**

Write-ups to investments in associated companies amounted to EUR 477,000 (2002: EUR 1,169,000) and consisted of the proportionate share of the net profit in Palfinger France S.A., France, STEPA Farmkran GmbH, Salzburg, and Palfinger Southern Africa (Pty) Ltd., less dividends received.

Disposals in 2003 involve star.trac supply chain solutions GmbH, Munich, the stake in which was reduced to under 20 percent. Furthermore, the stake in this company has been depreciated in full in the business year.

(4) Other non-current assets

Securities held as non-current assets include foreign securities, but consist essentially of securities held as coverage for severance, pension and similar provisions, as required by Austrian tax law.

Other non-current assets consist principally of loan receivables from licensed dealers and capitalized surrender rights in respect to life assurance policies.

Deferred tax assets amount to EUR 3,365,000 (2002: EUR 3,708,000).

EUR '000	Securities	Loans	Other non-current assets	Deferred tax	Other deferred assets	Total
Gross carrying amounts						
At 31 Dec 2002	**3,454**	**2,538**	**2,203**	**3,708**	**22**	**11,925**
Additions	417	55	391	0	0	863
Exchange differences	(10)	1	0	0	0	(9)
Disposals	(2,932)	(1,115)	0	(343)	(11)	(4,401)
At 31 Dec 2003	**929**	**1,479**	**2,594**	**3,365**	**11**	**8,378**
Accumulated depreciation						
At 31 Dec 2002	**456**	**2**	**0**	**0**	**0**	**458**
Depreciation 2003	42	0	0	0	0	42
Disposals	(425)	0	0	0	0	(425)
At 31 Dec 2003	**73**	**2**	**0**	**0**	**0**	**75**
Net carrying amounts at 31 Dec 2002	**2,998**	**2,536**	**2,203**	**3,708**	**22**	**11,467**
Net carrying amounts at 31 Dec 2003	**856**	**1,477**	**2,594**	**3,365**	**11**	**8,303**

The position loans consists of loans to associated companies to the amount of EUR 1,333,000, including loans of EUR 46,000 to the governing bodies of subsidiaries, as well as EUR 60,000 to an employee of a foreign company and EUR 38,000 to business partners abroad. Interest-free loans have been discounted at 5 percent.

Provisions for deferred tax are calculated on the basis of tax rates in force in the respective countries at balance sheet date. Valuation differences between tax accounts and the Group's financial statements only give rise to deferred taxation where they represent temporary differences. Where differences are expected to be permanent, they are assumed to be irrelevant for tax purposes. Current income tax liabilities for which no assessment has been made at balance sheet date are included under current tax liabilities.

In the year under review, deferred tax assets resulting from loss carryforwards amounted to EUR 385,000 (2002: EUR 1,208,000).

Deferred tax

EUR '000	31 Dec 2003	31 Dec 2002
Deferred tax assets		
Intangible assets	61	80
Interests in associated companies	258	1,357
Receivables	226	187
Employee benefit obligations	1,016	1,211
Other provisions	398	906
Liabilities	2,072	1,186
RAP, other non-current assets	171	310
Inventories	486	22
Deferred tax liabilities		
Property, plant and equipment	(3,736)	(4,023)
Tax-free reserves	(101)	(407)
Total timing differences	**851**	**830**
Consolidated items	1,734	1,566
Tax loss carryforwards	360	1,208
Total	**2,945**	**3,604**
Balance of deferred tax assets	3,365	3,708
Balance of deferred tax liabilities	420	104

Analyzed by country, deferred taxes are as follows:

EUR '000	31 Dec 2003	31 Dec 2002
Austria	1,866	2,390
Germany	385	231
France	(322)	238
Italy	(98)	(104)
Norway	0	77
Slovenia	300	295
Canada	605	92
USA	0	130
Brazil	209	255
Total	**2,945**	**3,604**

Current assets

(5) Inventories

Inventories include materials, production supplies, work in progress and finished goods and merchandise.

Inventories are valued at cost of acquisition or production, taking account of allowances for unusual components in stock and for non-realizable values.

EUR '000	31 Dec 2003	31 Dec 2002
Materials and production supplies	24,028	18,461
Work in progress	12,778	15,249
Finished goods	22,550	22,270
Goods and services not yet invoiced	0	139
Prepayments	544	72
Total	**59,900**	**56,191**

(6) Receivables and other current assets

Trade receivables are demands on customers. Trade receivables for goods and services to customers are shown at original book value net of allowances amounting to EUR 3,653,000 (2002: EUR 4,014,000) for doubtful debts and potential loss of interest resulting from delayed payments.

EUR '000	31 Dec 2003	31 Dec 2002
Trade receivables	65,075	64,843
Receivables from associated companies	4,640	4,324
Other receivables and assets	11,533	14,704
Other securities	3	3
Short-term deferred assets	679	485
Total	**81,930**	**84,359**

Receivables from associated companies consist essentially of current trade receivables for supplies to Palfinger France S.A., Palfinger Argentina S.A., Argentina, Palfinger Southern Africa (Pty) Ltd. and STEPA Farmkran GmbH, Salzburg.

Other receivables amounted to EUR 7,608,000 and consisted mainly of receivables and assets from domestic and foreign tax authorities, mostly as turnover and income tax refunds. Other receivables consist of receivables from insurance claims, travel cost expenses and receivables from stake transfers. Furthermore, the market value of US dollar future contracts used for hedging falls under this item (see chapter accounting and disclosure of fair value for financial instruments).

(7) Cash and cash equivalents

Cash, received cheques and bank balances are included in liquid assets in the cash flow statement.

EUR '000	31 Dec 2003	31 Dec 2002
Cash in hand and cheques received	119	238
Bank balances	8,116	9,290
Total	**8,235**	**9,528**

EQUITY AND LIABILITIES

Capital and reserves

(8) Issued share capital
During 2002, the Company's share capital was increased by the Management Board with the approval of the Supervisory Board by the issue of 76,750 no par value shares, with a proportionate issued monetary value of EUR 2.00 each, to EUR 18,567,500. The share capital is divided into 9,283,750 no par value shares.

(9) Capital reserves
The capital reserves include statutory reserves created pursuant to the Austrian Commercial Companies Act from capital increases amounting to EUR 53,757,000 (2002: EUR 53,757,000).

(10) Retained earnings and other equity items
Retained earnings
In addition to reserves consisting of undistributed profits, retained earnings include the statutory reserve. Retained earnings also include the tax-free reserves created in Group companies' individual financial statements pursuant to Austrian tax law, net of the deferred tax liabilities thereon.

The total of 475,429 own shares acquired by the Company during 2002 and 2003 in accordance with a resolution of the General Meeting on 29 October 2002 have been deducted from retained earnings. The resolution empowered the Management Board to acquire the Company's shares pursuant to section 65 Para 1 clause 8 (in connection with Para 1a) of the Austrian Stock Corporation Act, up to a maximum of 10 percent of the issued capital. In accordance with Article 4 of the Articles of Association, the Management Board is authorized subject to the approval of the Supervisory Board until 30 September 2006 to issue the Company's shares otherwise than through the stock exchange or in a public offering and under certain conditions to exclude the subscription rights of existing shareholders.

Valuation reserves for financial instruments
Expected US dollar currency revenues for 2004 have been hedged by the Palfinger Group using foreign currency futures contracts to reduce risks associated with future payment fluctuations. The special provision IAS 39 on Hedge Accounting was used to create accrued compensation for the effects of hedged transactions and hedging instruments in the income statement. The calculated market value of the futures contracts was put under capital reserves in an earnings neutral position net of taxes.

Foreign currency translation reserve
This includes differences in foreign currency calculations on consolidation. In 2003 the foreign currency translation reserve decreased by EUR 286,000 to EUR –3,576,000.

(11) Minority interests
There are minority interests in the equity of the consolidated subsidiary Palfinger Industrieanlagen GmbH of 5 percent, of 0.04 percent in Palfinger Hebetechnik GmbH and of 34 percent in EPSILON Kran GmbH. In addition, there are outside interests of 30 percent in Palfinger Norge AS and of 40 percent in Palfinger Bermüller GmbH Regio Cargo Transporttechnik, Unterföhring.

Non-current liabilities

(12) Non-current financial liabilities
This item includes the following:

EUR '000	Maturity	Effective interest rate	31 Dec 2003	31 Dec 2002
Loan	30 June 2011	2.65% – 5.5%	19,007	26,158
Investment loan	1 July 2003	5.0% – 5.75%	0	392
Total			**19,007**	**26,550**

The liabilities for accrued interest expense are included under other current liabilities.

The effective interest rate is based on the average interest expense, expressed as a percentage of the net amount of the loan.

The fair value corresponds to the book value.

(13) Non-current provisions

EUR '000	31 Dec 2003	31 Dec 2002
Provision for severance payments	7,399	7,751
Pension provisions	3,282	3,266
Anniversary bonus provisions	1,466	1,039
Other non-current liabilities	572	104
Total	**12,719**	**12,160**

Pension provisions
Some Group companies are committed by the terms of individual contracts with certain employees to provide supplementary retirement pensions, calculated on the basis of length of service and of remuneration at the time of employment.

EUR '000	31 Dec 2003	31 Dec 2002
Changes in pension provision		
Projected benefit obligation (PBO) on 1 Jan	3,266	3,051
Current service cost	169	171
Interest cost	172	176
± Amortization from net profit/loss	(148)	(132)
Actual payments	(177)	0
Total	**3,282**	**3,266**

The pension provision was valued at balance sheet date based on an actuarial report using projected benefit obligation methods. The following assumptions – changed from the previous year – were made:

- Interest rate: 4.75% p.a. (2002: 6% p.a.)
- Increases in remuneration: 2.5% p.a. (2002: 2.5% p.a.)
- Pension increase: 1.5% p.a. (2002: 2.5% p.a.)

As of 31 December 2003 there were 29 employees with pension entitlements (2002: 31 entitlements.).

Provision for severance payments

EUR '000	31 Dec 2003	31 Dec 2002
Provision based on local tax principles	5,755	5,607
Projected benefit obligation on 1 Jan	7,751	7,051
Current service cost	803	609
Interest cost	412	395
± Amortization from net loss/profit	(906)	305
Actual payments	(661)	(609)
Projected benefit obligation (PBO) as of 31 Dec	**7,399**	**7,751**

Severance payments are one-time settlements required under Austrian law, payable on termination by the employer or retirement of the employee. They are calculated on the basis of years of service and on the amount of remuneration. The provision for severance payments has been calculated in accordance with actuarial principles. Valuation was based on the same assumptions as those applied to pension provision.

Other non-current provisions include the provision for anniversary bonuses based on the same assumptions as for pension provision. The provision for the year under review amounted to EUR 1,466,000 (2002: 1,039,000).

EUR '000	31 Dec 2003	31 Dec 2002
Present value of benefits acquired during the year	369	24
Interest cost	58	52
Projected benefit obligation (PBO) at balance sheet date including effect of pay increases	1,466	1,039

Other non-current liabilities

Other non-current liabilities at balance sheet date included deferred tax payment liabilities of EUR 420,000 and EUR 152,000 in other provisions that will become payable after 2004.

(14) Other non-current liabilities

Other non-current liabilities of EUR 4,141,000 (2002: EUR 4,184,000) include rental commitments under long-term rental agreements for company buildings.

Purchase price liabilities pertain to the 2001 acquisition of Madal Palfinger S.A. in Brazil.

The employees' statutory profit-sharing scheme is pursuant to French law and pertains to employees of the Guima Palfinger Group, France.

EUR '000	31 Dec 2003	31 Dec 2002
Trade payables	4,141	4,184
Employees' statutory profit-sharing	463	531
Purchase price liabilities	797	1,908
Other liabilities	536	543
Deferred liabilities	955	704
Total	**6,892**	**7,870**

Current liabilities

(15) Current financial liabilities

EUR '000	Maturity	Interest rate	31 Dec 2003	31 Dec 2002
Overdraft facilities	call	2.134% – 6.00% p.a.	24,980	17,726
Export loan	call	3.05% – 3.73%	0	20,624
Total			**24,980**	**38,350**

(16) Current provisions

EUR '000	31 Dec 2003	31 Dec 2002
Provision for current tax payable	3,091	1,018
Staff benefits	6,638	6,208
Goods and services not yet invoiced	228	212
Other provisions	11,278	10,127
Total	**21,235**	**17,565**

Provisions for staff benefits include accrued leave entitlements of EUR 4,216,000 and other staff provisions of EUR 2,422,000 which are not yet payable.

Other provisions relate to guarantee and warranty expenses of EUR 6,971,000 (2002: EUR 8,115,000) and other current liabilities of EUR 4,305,000 (2002: EUR 1,933,000).

(17) Other current liabilities

EUR '000	31 Dec 2003	31 Dec 2002
Trade payables	29,905	22,704
Prepaid orders	461	747
Liabilities on accepted bills of exchange	2,408	1,508
Other liabilities	11,288	11,042
Total	**44,062**	**36,001**

Other liabilities

Other liabilities include taxes payable of EUR 2,722,000 (sales tax and wage and salary contributions), social-security related contributions of EUR 2,704,000 and other staff-related contributions of EUR 2,246,000, deferred interest expenses and purchase price liabilities relating to the acquisition of Madal Palfinger S.A. due in the 2004 business year.

Liabilities to suppliers

Liabilities to suppliers are shown at the higher end of original book value or amount payable.

Notes to the income statement

The income statement is presented in accordance with the expenditure type of presentation.

(18) Revenue

EUR '000	Jan–Dec 2003	Jan–Dec 2002
Revenue – domestic sales	26,195	20,563
Revenue – exports	168,256	148,801
Revenue – foreign sales	139,660	137,118
Total	**334,111**	**306,482**

Revenue trends are discussed in detail in the operational review.

(19) Changes in inventories and own work capitalized

EUR '000	Jan–Dec 2003	Jan–Dec 2002
Change in inventories	(2,330)	(11,895)
Other own work capitalized	369	256
Total	**(1,961)**	**(11,639)**

Changes in inventories consist of changes in inventories of finished goods, work in progress and accountable costs of unbilled services as compared with the prior year. Own work capitalized includes material overheads and allocated labor costs.

Cost allocation rates include employment overheads as well as direct labor costs.

(20) Other operating income

EUR '000	Jan–Dec 2003	Jan–Dec 2002
Book gains on the disposal of non-current assets (excluding financial assets)	20	1,053
Releases of provisions	1,791	3,186
Write-backs or negative goodwill	226	230
Exchange differences	953	373
Miscellaneous operating income	3,094	3,307
Total	**6,084**	**8,149**

Other operating income included mostly revenue from rentals of EUR 186,000, insurance payments of EUR 195,000, research grants and investment premiums of EUR 285,000, revenue from internal service allocations of EUR 1,471,000 and miscellaneous revenue of EUR 407,000.

(21) Materials and external services

EUR '000	Jan–Dec 2003	Jan–Dec 2002
Costs of materials (including goods for resale)	(150,067)	(125,886)
Cost of external services	(12,046)	(7,451)
Total	**(162,113)**	**(133,337)**

The cost of external materials and services in relation to total output changed by 2.5 percent to 45.2 percent from 42.7 percent last year.

(22) Staff costs

EUR '000	Jan–Dec 2003	Jan–Dec 2002
Wages and salaries	(62,152)	(61,627)
Expenses for severance payments	(1,074)	(1,913)
Pension expenses	(169)	(36)
Expenses for social security contributions and other pay-related contributions	(16,909)	(16,378)
Other staff benefits	(2,254)	(2,584)
Total	**(82,558)**	**(82,538)**

(23) Depreciation and amortization expense

EUR '000	Jan–Dec 2003	Jan–Dec 2002
Scheduled depreciation	(9,526)	(9,583)
Unscheduled depreciation	0	(125)
Goodwill amortization	(2,289)	(2,281)
Total	**(11,815)**	**(11,989)**

A detailed analysis of depreciation and amortization can be found in the sections on tangible and intangible assets.

(24) Other operating expenses

EUR '000	Jan–Dec 2003	Jan–Dec 2002
Guarantees and warranties	(10,561)	(10,809)
Rentals, leases, maintenance	(8,070)	(6,718)
Consultancy services	(7,948)	(5,615)
Travel and communications	(4,497)	(4,170)
Tradefairs, distribution and marketing	(4,420)	(4,416)
Insurance	(1,969)	(1,953)
Losses on receivables and valuation allowances	(1,206)	(1,947)
Taxes other than on income	(769)	(521)
Personnel hire	(444)	(316)
Miscellaneous operating expenses	(16,153)	(15,299)
Total	**(56,037)**	**(51,764)**

Miscellaneous operating expenses comprise mostly of outward freight costs of EUR 4,775,000, fleet costs of EUR 1,215,000, other external services of EUR 4,713,000, stationery and computer equipment of EUR 933,000 and distribution and marketing costs of EUR 892,000. Furthermore, this item includes telecommunications and postal costs, other losses and expenses reimbursed.

(25) Profit from operations

Profit from operations rose by EUR 2,348,000, or 10.0 percent, to EUR 25,712,000 from EUR 23,364,000. A detailed analysis of the results is given in the operational review.

Net financing costs

(26) Income from investments

EUR '000	Jan–Dec 2003	Jan–Dec 2002
Income from investments	1,522	1,169
Expenses from investments	0	(204)
Total	**1,522**	**965**

Income from investments in companies consolidated at equity consists mainly of income from Palfinger France S.A., France, STEPA Farmkran GmbH, Salzburg and Palfinger Southern Africa (Pty) Ltd.

(27) Interest and other finance expenses

EUR '000	Jan–Dec 2003	Jan–Dec 2002
Income from other lendings (loan stock rights, loans and securities held as non-current assets)	208	232
Interest on interest-bearing capital	552	750
Income from disposal of securities	359	54
Write-downs on securities (other)	(415)	(223)
Finance lease interest expense	(243)	(257)
Interest expense on staff benefit obligations	(643)	(623)
Interest expense on other interest-bearing debt	(3,080)	(4,556)
Total	**(3,262)**	**(4,623)**

Interest expense associated with manufacturing is not capitalized.

(28) Profit before tax

Profit before tax rose by EUR 4,266,000 to EUR 23,972,000 from EUR 19,706,000 in the previous year. This is a percentage increase of 21.7 percent.

(29) Income tax expense

The rate of corporate tax applicable to the parent company PALFINGER AG at balance sheet date was 34 percent. Current tax rates were used in calculating deferred tax for consolidated companies.

The Group's effective tax rate, i.e. the total tax expense as a percentage of the profit before tax, was 33.4 percent (2002: 31.3 percent).

Calculation of effective tax rate

EUR '000	Jan–Dec 2003	Jan–Dec 2002
Profit before tax	23,972	19,706
Income tax expense	(8,012)	(6,159)
Effective tax rate (in %)	**33.4**	**31.3**

EUR '000	Jan–Dec 2003	Jan–Dec 2002
Income tax expense	(7,373)	(6,213)
Deferred tax	(639)	54
Total	**(8,012)**	**(6,159)**

EUR '000	31 Dec 2003
Profit on ordinary activities	**23,972**
Book income tax expense	**8,150**
Tax-reducing factors:	
Tax-free investment income	(457)
Research, and education allowances, investment growth premiums	(556)
Adjustments to foreign tax rates	(227)
Other tax reduction items	(21)
Tax-increasing factors:	
Company goodwill	778
Other non-tax accountable expenses	345
Total tax expense	**8,012**

(30) Minority interests

This item shows the share of after-tax profit in consolidated companies held by outside shareholders.

Supplementary information

Consolidated cash flow statement

The presentation of the cash flow statement is based on the indirect method. The liquid funds represent cash and cash equivalents.

Income taxes paid are shown as a separate item under operating activities. Dividends received, and interest received and paid are reported under operating activities. Dividend payments are shown under financing activities.

Interest receipts from investment and financing activities amounted to EUR 760,000 (2002: EUR 982,000); interest payments from financing activities amounted to EUR 3,322,000 (2002: EUR 4,813,000). Changes in cash flows from investment and financing activities are described in the operational review. Cash flows from operating activities were raised by EUR 7.3m to EUR 39.0m from EUR 31.7m.

Segment reporting

In the Palfinger Group Truck Cranes, Hydraulic Systems, Agriculture & Forestry and Distribution are managed as separate segments.

The Truck Cranes segment includes truck-mounted cranes with capacities from 0.8 to 120 meter-tons.

Palfinger Produktionstechnik GmbH produces cranes in the medium-capacity range of 9 to 30 meter-tons. Cranes in the 30 to 120 meter-ton range are assembled on site in Köstendorf at Palfinger Hebetechnik GmbH. Palfinger Gru Idrauliche S.r.l., headquartered in Bolzano, Italy, assembles truck-mounted cranes with lifting capacities of 4 to 9 meter-tons. The production of small cranes below 4 meter-tons is outsourced. Madal Palfinger S.A., Brazil, produces cranes for the Latin American market. Tailgates are produced by Palfinger proizvodnja d.o.o. in Slovenia.

Segment reporting		Truck Cranes		Hydraulic Systems
EUR '000	2003	2002	2003	2002
External sales	189,837	162,580	46,988	48,469
Intra-Group sales (between segments)	116,220	93,707	63,291	53,076
Depreciation and amortization	(6,146)	(5,907)	(4,386)	(4,773)
Expenses not affecting cash flow (excluding depreciation)	(1,346)	(4,040)	(1,611)	(2)
Profit from operations (EBIT)	22,783	21,801	952	1,074
Share of net profits of at equity associates	0	2	0	(105)
Book value of at equity associates	71	71	0	407
Liabilities	49,489	64,871	48,090	51,615
Total assets	139,192	131,454	77,757	83,725
Expenditure on property, plant and equipment	10,966	5,925	2,661	3,182

The Hydraulic Systems segment includes the "Railway", "Palift", "Crayler", "Mobiler" and "Access" profit centers.

Palfinger Hebetechnik GmbH, located in Köstendorf, manufactures customized special-purpose cranes and lifting equipment on a one-off or small-batch basis.

The product range includes:

- Mobiler
- Systems for the railway industry
- Bridge inspection units
- Hook loaders for use in the waste disposal and recycling industries

The manufacture of hook loader systems has been bundled at the Guima Group, France.

The Mobiler profit center is covered by Palfinger Bermüller GmbH Regio Cargo Transporttechnik, Unterföhring.

The Agriculture & Forestry segment includes STEPA Farmkran GmbH, which specializes in the development and manufacture of farm cranes, used as overhead slewing, bridge and mobile cranes in agriculture. These special-purpose cranes are also suitable for the recycling industry.

EPSILON Kran GmbH develops, assembles and sells truck cranes for use in logging, as well as in recycling and scrap handling. These cranes are subject to different design specifications from general cargo truck cranes as they must be capable of withstanding significantly greater mechanical and dynamic stress, and operational periods are significantly longer than with normal loading and transport.

The Distribution segment comprises the foreign sales companies. The cranes are mainly distributed by independent dealers. In Germany, (Palfinger GmbH, Ainring) and in North America (Palfinger Inc., Niagara Falls, Canada, Tiffin Loader Crane Company, USA), as well as in Norway (Palfinger Norge AS), distribution is handled by

	Agriculture & Forestry		Distribution		Total	
	2003	2002	2003	2002	2003	2002
	13,879	10,697	83,407	84,736	334,111	306,482
	6,639	8,401	2,733	2,511	188,883	157,695
	(168)	(257)	(1,115)	(1,052)	(11,815)	(11,990)
	(186)	(262)	(487)	(1,014)	(3,631)	(3,290)
	3,427	1,988	(1,450)	(1,498)	25,712	23,364
	(454)	482	931	585	477	965
	711	1,167	4,730	3,798	5,512	5,444
	2,797	3,571	28,519	18,440	128,895	138,497
	4,661	6,171	46,222	46,896	267,831	268,245
	267	357	1,563	1,696	15,457	11,160

Group companies. In addition, there are minority interests in Palfinger France S.A., Chaponnay, near Lyon, Palfinger Argentina S.A. in Buenos Aires, Argentina, and Palfinger Southern Africa (Pty) Ltd.

Transfer pricing

Transfer prices between production and assembly plants are calculated on the basis of standard cost of sales.

The assembly plants charge the distribution companies listed selling prices less a discount which is renegotiated every year. The discount is dependent on local market conditions and thus in accordance with normal third party practice.

Palfinger Industrieanlagen GmbH passes on the rental for land and buildings charged by the lessor on to Palfinger Hebetechnik GmbH directly.

Financial instruments

Where receivables, shares and liabilities are classed as internally generated financial instruments, the relevant accounting and valuation principles are discussed in the notes to the items in question.

The credit risk associated with receivables corresponds to the related valuations reported in the balance sheet, less value adjustments. Trade receivables are in general insured, and the maximum default risk is thus limited to the relevant excess.

The Palfinger Group holds US dollar futures contracts concluded for hedging purposes with a value of USD 13.7m respectively EUR 12.3m at hedging rates. The fair value of the contracts was EUR 1.5m at balance sheet date (see explanation on page 54).

Research and development

General research and development expenditure is expensed in the year it occurs. Expense for the ongoing development and improvement of existing products are apportioned as manufacturing costs and capitalized.

Annual expenditure on research and development was approximately EUR 7,500,000 (2002: EUR 7,100,000).

Subsequent events

For information about the establishment of Global Palfinger Structure in 2004 please see the operational review.

Other notes

Other liabilities and risks

Liabilities for the use of machinery not stated in the consolidated financial statements – for example in operating leasing contracts – are estimated at EUR 2,706,000 for 2004 and EUR 12,628,000 over the next five years.

PALFINGER AG has agreements to redeem cranes and trucks it has sold to third parties. These agreements come into effect in the event of the bankruptcy or the illiquidity of lessors, borrowers and rentors. The total value of redeemable equipment is EUR 2,850,000.

Liabilities arising out of guarantees and other contingent liabilities under contracts totaled EUR 1,992,000 (2002: EUR 2,020,000) and included mostly guarantees, loan guarantees, exchange obligations and payment securities.

Derivative finance instruments act as hedges for the Company against liquidity, exchange-rate and interest-rate changes.

Currency risks arise primarily from the operative business conducted by subsidiaries outside the Euro Zone (Brazil, Bulgaria, Canada, Slovenia and the USA). These risks have been partly hedged by the use of currency futures contracts. In general, a mix of fixed and variable interest-rate financial liabilities are aimed for to minimize interest-rate risks. Derivative instruments (interest-rate swaps) are only used in special situations.

Relationships and related party transactions

Two members of the Palfinger family, which holds 64 percent of the issued capital, are employed in the Group. A third member of the family receives a pension payment.

Consultancy fees arising from the use of services offered by Beratergruppe Neuwaldegg GmbH, in which the Chairman of the Supervisory Board Alexander Exner, holds a 7 percent stake, totaled EUR 313,000. Kurt Stiassny, a member of the Supervisory Board, received a fee of EUR 11,000 plus tax for advisory services in 2003.

At balance sheet date no member of the Management Board held shares in the Company requiring disclosure according to company compliance regulations. One member has been given share options, as agreed at the Annual Shareholders Meeting on 16 April 2003.

Additional information according to paragraph 245a Austrian commercial law

The expenses incurred for severance payments and pensions for the Management Board and leading employees was EUR 382,000 and EUR 860,000 for other employees.

Governing bodies and employees

The average number of employees in the Group (excluding apprentices, but including the Management Board) during the financial year 2003 was 2,293 (2002: 2,269). At balance sheet date, there were 2,331 Group employees (2002: 2,257).

The total remuneration (including salary-related costs of one former member) of serving members of the Management Board was EUR 2,081,000 in 2003 (2002: 1,284,000). The Supervisory Board received no payment for its services.

The following persons held office during 2003:

*The members of the **Management Board** were:*

Wolfgang Anzengruber
(Chairman of the Management Board from 1 Sept 2003)
Eduard Schreiner
(Finance Director from 1 March 2002)
Herbert Ortner
(Marketing Director from 1 Feb 2003)
Wolfgang Pilz
(Marketing Director from 1 Feb 2003)
Klaus Schützdeller
(Chairman of the Management Board until 31 Jan 2003)

*The members of the **Supervisory Board** were:*

Alexander Exner
(Chairman from 15 Dec 2003,
Deputy Chairman until 15 Dec 2003)
Hubert Palfinger
(Deputy Chairman from 15 Dec 2003,
Chairman until 15 Dec 2003)
Kurt Stiassny
Peter Scharler

*Delegated by the **Works Council:***

Johann Maier
Johann Mair

Earnings per share

Following the capital increase, there are 9,283,750 in issue. Earnings per share (weighted), based on the consolidated profit after tax of EUR 15,283,000 (2002: EUR 13,182,000) are EUR 1.73 undiluted (2002: EUR 1.45) and EUR 1.73 diluted (EUR 1.45).

The Management Board recommends a dividend of EUR 0.60 per share.

Auditors' report

To: Members of the Management and Supervisory Board,
PALFINGER AG, Salzburg

We have examined the consolidated financial statements of PALFINGER AG as of 31 December 2003, according to the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB). The Company is responsible for the consolidated financial statements. Our responsibility is to render an opinion thereon, based on our audit.

We have conducted our audit in accordance with the International Standards on Auditing (ISA) issued by the International Federation of Accountants (IFAC). These standards require that we so plan and perform the audit as to obtain reasonable assurance that the consolidated financial statements are free of material misstatements. The audit of the consolidated financial statements includes an examination on a test basis of evidence relevant to the preparation of the review of the accounting and valuation methods used and of material estimates made by the Management Board, as well as an evaluation of the overall adequacy of the disclosure in the consolidated financial statements. In our opinion, our audit represents a sufficient sound basis for our opinion.

In our opinion, the consolidated financial statements represent in all material respects a true and fair view of the assets and liabilities of PALFINGER AG as of 31 December 2003 and of its earnings and cash flow for the financial year 2003 and comply with the International Financial Reporting Standards (IFRS) drawn up by the International Accounting Standards Board (IASB).
Austrian commercial law states the existence of statutory requirements for the exemption from the obligation to prepare consolidated financial statements and a Group operational review has to be examined under Austrian law.
We herby confirm that the statutory requirements for exemption from the obligation to prepare consolidated financial statements and a consolidated operating review with Austrian commercial law have been met. The Group operational review is consistent with the consolidated financial statements.

Vienna, 9 March 2004

GRANT THORNTON
Wirtschaftsprüfungs- und Steuerberatungs-GmbH
Member Firm of Grant Thornton International

Walter Platzer m.p. Josef Töglhofer m.p.
Chartered Accountants and Registered Auditors

BACK FIND PRINT

Report of the Supervisory Board

Pursuant to section 96 of the Austrian Companies Act (AktG), the Supervisory Board of PALFINGER AG reports on the 2003 financial year as follows:

In financial 2003, the Supervisory Board of PALFINGER AG discharged the duties incumbent upon it by virtue of the law and the Company's articles of association and satisfied itself as to the orderly conduct of the Company's business. The consolidated financial statements for the year ended 31 December 2003 and the operational review by the Management Board for financial 2003 have been audited by Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH, Vienna, and have been granted an unqualified auditors' report. The audit revealed no grounds for objection.

The Supervisory Board has regularly informed itself as to the conduct of business and has examined the financial statements of the Company for the year ended 31 December 2003, the Management Board's operational review of financial 2003 and the Management Board's proposed distribution of profits for financial 2003, and has likewise found no cause for objection.

The report of the auditors – Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH, Vienna – has been submitted to the Supervisory Board. The Supervisory Board has accepted the financial statements of the Company for the year ended 31 December 2003 and the operational review by the Management Board of financial 2003, and has approved the annual financial statements for the year ended 31 December 2003, which are thereby adopted in accordance with section 125 of the Austrian Companies Act.

Salzburg, 19 March 2004

Alexander Exner
Chairman of the Supervisory Board

Performance indicators

EVA
(Economic Value Added) A measure of added value by the enterprise
Ratio of ROCE less WACC to average Capital Employed

Free Cash flows
The net amount of cash equivalents available to service internal or external borrowings.

Cash flows from operating activities
plus
Cash flows from investing activities
Interest on external borrowings
less
Tax savings on interest on external borrowings

Gearing Ratio
A measure of the enterprise's indebtedness
Ratio of net borrowings to equity as a percentage

Net borrowings are calculated as
Interest-bearing assets
less
Interest-bearing borrowings

ROCE
(Return on Capital Employed) Return on capital invested in the enterprise
Ratio of NOPLAT to average capital employed as a percentage

Capital Employed is calculated as
Intangible assets (excluding goodwill)
plus
Property, plant and equipment
Investments
Net working capital
NOPLAT (Net Operating Profit less Adjusted Taxes) is made up of
EBIT
plus
Amortization of goodwill
less
Taxes on EBIT

ROE
(Return on Equity) The amount of enterprise returns, i.e. the ratio of profit after tax to equity invested
Ratio of profit after tax to average equity less dividends paid, as a percentage

WACC
(Weighted Average of Cost of Capital) A measure of the average cost of capital invested (debt and equity)

Working Capital
This shows the net surplus of current assets over current liabilities

Corporate locations

Austria
PALFINGER AG
Franz-Wolfram-Scherer-Strasse 24
A-5101 Bergheim/Salzburg

Palfinger Service- und Beteiligungs-GmbH
Franz-Wolfram-Scherer-Strasse 24
A-5101 Bergheim/Salzburg

Palfinger Europe GmbH
Franz-Wolfram-Scherer-Strasse 24
A-5101 Bergheim/Salzburg

Moosmühlstrasse 1
A-5203 Köstendorf

Palfinger Produktionstechnik GmbH
Lengau 184
A-5211 Friedburg

EPSILON Kran GmbH
Christophorusstrasse 30
A-5061 Elsbethen-Glasenbach

Palfinger Industrieanlagen GmbH
Franz-Wolfram-Scherer-Strasse 24
A-5101 Bergheim/Salzburg

STEPA Farmkran Gesellschaft m.b.H.
Christophorusstrasse 28
A-5061 Elsbethen-Glasenbach

Argentina
Palfinger Argentina S.A.
Av. Corrientes 327.3 O Piso
Buenos Aires, Argentina

Brazil
Madal Palfinger S.A.
Rua Flavio Francisco Bellini 350
Caxias do Sul, Brazil

Bulgaria
Palfinger Produktionstechnik Bulgaria EOOD
BG-5980 Cherven Brijag

Canada
Palfinger Inc.
7942 Dorchester Road
Niagara Falls, Ontario L2E 6V6
Canada

Croatia
P i R metal d.o.o.
Ivana Zaridica 27
51000 Rijeka, Croatia

Germany
Palfinger Bermüller GmbH
Regio Cargo Transporttechnik
Georg-Wimmer-Ring 25
D-85604 Zorneding-Pöring

Palfinger GmbH
Feldkirchener Feld 1
D-83404 Ainring

star.trac supply chain solutions GmbH
Martin-Kollar-Strasse 10–12
D-81829 Munich

France

S.A. Financière Palfinger
29A, Avenue des Tourondes
F-82300 Caussade

S.A.S. Guima Palfinger
29A, Avenue des Tourondes
F-82300 Caussade

S.A. Guima France
29A, Avenue des Tourondes
F-82300 Caussade

S.A.S. Guima Palfinger Provence
29A, Avenue des Tourondes
F-82300 Caussade

S.A.S. Société Industrielle de Chaudronnerie
29A, Avenue des Tourondes
F-82300 Caussade

Palfinger France S.A.
Parc d'affaires
F-69970 Chaponnay

S.C.I. Palfinger Paris Sud
Parc d'affaires
F-69970 Chaponnay

S.A.S. Mesle Equipement
Za de la Longueraie
F-56140 Saint Abraham

S.A.S. Palfinger Service
Avenue Condorcet
F-91240 Saint Michel, Orge

Italy

Palfinger Gru Idrauliche S.r.l.
Via Dante Aleghieri 50
I-42023 Cadelbosco di Sopra (RE)

Norway

Palfinger Norge AS
Industriveien 11
N-2020 Skedsmokorset

Slovenia

Palfinger d.o.o.
Jaskova 18
SLO-2001 Maribor

USA

Palfinger USA, Inc.
1775 S. Seneca CO. RD. 1
Tiffin, Ohio 44883, USA

Tiffin Loader Crane Company
1775 S. Seneca CO. RD. 1
Tiffin, Ohio 44883, USA

as of 31 Dec 2003

Group companies



PALFINGER AG
Salzburg
EUR 18.568m
100%
Palfinger Service- und Beteiligungs-GmbH
Salzburg
EUR 35,000
Palfinger Industrieanlagen GmbH
Salzburg
EUR 40,000
Area Europe
Area North America
Area South America
Production, Purchasing, Assembly
Palfinger Europe GmbH
EUR 184,962.37
Palfinger GmbH
Germany, Ainring
EUR 550,000
100%
70%
Palfinger Norge AS
Norway, Skedsmokorset
NOK 3m
49%
Palfinger France S.A.
France, Chaponnay
EUR 1m
Palfinger Southern Africa (Pty) Ltd.
South Africa, Johannesburg
ZAR 10,258
60%
Palfinger Bernöller GmbH, RegoCargo Transporttechnik
Germany, Zorneding-Poring
EUR 25,000
40% W. Bernöller
star.trac supply chain solutions GmbH
Germany, Munich
EUR 35,850
EPSILON Kran GmbH
Salzburg
EUR 40,000
STEPA Farmkran GmbH
Salzburg
EUR 36,336
S.A. Financière Palfinger
France, Caussade
EUR 8m
Palfinger Argentina S.A.
Argentina, Buenos Aires
ARS 12,000
S.C.I. Palfinger Paris Sud
France, Chaponnay
EUR 300,000
S.A.S. Mesle Equipement
France, Malestroit
EUR 100,000
S.A.S. Palfinger Service
France, Saint Michel
EUR 650,000
S.A.S. Guima Palfinger
France, Caussade
EUR 1.772m
S.A.S. Guima Palfinger Provence
France, Caussade
EUR 90,000
S.A. Guima France
France, Caussade
EUR 40,500
S.A.S. Société Industrielle de Chaudronnerie
France, Caussade
EUR 80,000
Palfinger Inc.
Canada, Niagara Falls
CAD 2.05m
Palfinger USA, Inc.
USA, Tiffin
USD 5.6m
Tiffin Loader Crane Company
USA, Tiffin
USD 64,000
Madal Palfinger S.A.
Brazil, Caxias do Sul
BRL 10.7m
Palfinger Produktionstechnik GmbH
Salzburg
EUR 40,000
Palfinger Produktionstechnik Bulgaria EOOD
Bulgaria, Cherven Brjag
BGL 876,450
Palfinger proizvodnja d.o.o.
Slovenia, Maribor
SIT 475m
Palfinger Gru Idrauliche S.r.l.
Italy, Bolzano
EUR 52,000
P I R metal d.o.o.
Croatia, Rijeka
HRK 2.5m
fully consolidated
at equity
unconsolidated
*) administrated in trust for Palfinger Service- und Beteiligungs-GmbH
as of 1 Jan 2004

Imprint

Franz-Wolfram-Scherer-Strasse 24
A-5101 Bergheim/Salzburg

Investor Relations: Hannes Roither
Phone (+43 662) 4684 ext. 2260
Fax (+43 662) 450084
h.roither@palfinger.com
www.palfinger.com

Consultancy and design: Scholdan & Company
Photos: Tony Stone, Palfinger

Financial calendar 2004

Annual General Meeting	[illegible] April 2004
[illegible]	[illegible] April 2004
Dividend payment day	[illegible] April 2004
Publication of the results for the [illegible] quarter of 2004	12 May 2004
Publication of the results for the [illegible] 2004	11 August 2004
Publication of the results [illegible] 2004	[illegible]